Financial Highlights

			in / end of		% change		in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net income (CHF million)

Income from continuing operations	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.27	3.00	1.35	(58)	(6)	6.86	5.13	34

Basic earnings per share	1.27	3.00	1.74	(58)	(27)	6.86	6.00	14

Diluted earnings per share from continuing operations	1.18	2.82	1.29	(58)	(9)	6.43	4.91	31

Diluted earnings per share	1.18	2.82	1.67	(58)	(29)	6.43	5.75	12

Return on equity (%)

Return on equity	12.4	29.7	18.9	–	–	22.5	21.7	–

Core Results (CHF million)

Net revenues	6,020	11,703	7,436	(49)	(19)	28,392	25,124	13

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Total operating expenses	4,733	7,637	5,646	(38)	(16)	19,410	17,862	9

Income from continuing operations before taxes	1,283	4,086	1,830	(69)	(30)	8,945	7,353	22

Core Results statement of income metrics (%)

Cost/income ratio	78.6	65.3	75.9	–	–	68.4	71.1	–

Pre-tax income margin	21.3	34.9	24.6	–	–	31.5	29.3	–

Tax rate	(2.5)	21.1	20.1	–	–	18.5	21.5	–

Net income margin from continuing operations	21.6	27.2	19.7	–	–	25.4	22.6	–

Net income margin	21.6	27.2	25.4	–	–	25.4	26.5	–

Assets under management and net new assets (CHF billion)

Assets under management	1,571.3	1,629.0	1,441.3	(3.5)	9.0	1,571.3	1,441.3	9.0

Net new assets	(9.7)	27.6	31.1	–	–	60.9	88.5	–

Balance sheet statistics (CHF million)

Total assets	1,376,442	1,415,174	1,473,113	(3)	(7)	1,376,442	1,473,113	(7)

Net loans	226,959	224,222	205,999	1	10	226,959	205,999	10

Total shareholders' equity	41,965	43,849	41,643	(4)	1	41,965	41,643	1

Book value per share (CHF)

Total book value per share	41.12	41.90	38.65	(2)	6	41.12	38.65	6

Tangible book value per share	30.16	30.82	27.75	(2)	9	30.16	27.75	9

Shares outstanding (million)

Common shares issued	1,162.2	1,215.9	1,214.1	(4)	(4)	1,162.2	1,214.1	(4)

Treasury shares	(141.6)	(169.4)	(136.7)	(16)	4	(141.6)	(136.7)	4

Shares outstanding	1,020.6	1,046.5	1,077.4	(2)	(5)	1,020.6	1,077.4	(5)

Market capitalization

Market capitalization (CHF million)	86,576	100,221	85,760	(14)	1	86,576	85,760	1

Market capitalization (USD million)	74,290	81,416	68,691	(9)	8	74,290	68,691	8

BIS statistics

Risk-weighted assets (CHF million)	298,688	296,416	252,139	1	18	298,688	252,139	18

Tier 1 ratio (%)	12.0	13.0	10.8	–	–	12.0	10.8	–

Total capital ratio (%)	15.3	16.3	13.2	–	–	15.3	13.2	–

Number of employees (full-time equivalents)

Number of employees	47,200	45,600	44,700	4	6	47,200	44,700	6

Dear shareholders, clients and colleagues

The extreme market conditions that characterized the third quarter affected many of our businesses. However, our global diversification and balanced business mix helped us mitigate the impact on our overall performance, maintain solid profitability and deliver a record result for the first nine months of the year. We are seeing encouraging signs that activity in the credit markets is increasing, although it is too early to predict when all of the affected markets will return to more normal levels.

Performance in the third quarter and for the first nine months of 2007
Income from continuing operations and net income in the third quarter were CHF 1,302 million. Income from continuing operations was down 11% compared to the same period of the previous year. Private Banking generated strong pre-tax income in the quarter, while the performance of Investment Banking and Asset Management were negatively affected by difficult market conditions as the dislocation of the US mortgage sector spread across structured products and credit markets.

Net income for the first nine months of the year totaled CHF 7.2 billion, driven by record contributions from Private Banking and Investment Banking. Diluted earnings from continuing operations per share for the nine month period increased to CHF 6.43 from CHF 4.91 a year earlier and the return on equity was 22.5% compared to 21.7%.

Investment Banking results declined sharply in the third quarter of 2007 compared to the same period of the previous year, driven in large part by the effect of the dislocation of structured products and credit markets on our fixed income businesses, as well as by lower equity trading results. We recorded valuation reductions of CHF 1.1 billion, net of fees and hedges, on our structured products businesses and of CHF 1.1 billion, net of fees and hedges, on our leveraged loan commitments.

Private Banking delivered profitable growth on higher revenues globally in the third quarter. Pre-tax income in Private Banking grew by 26% year on year, with both our Wealth Management and Corporate & Retail Banking banking businesses contributing to the higher results.

Asset Management was adversely affected by valuation reductions on securities, as well as by lower private equity and other investment-related gains. We also experienced net new asset outflows, mainly from money market assets, offset in part by continued inflows in balanced assets and alternative investments.

Benefiting from the integrated global business model
The events of the third quarter have reaffirmed the importance of our integrated global business model in driving revenues and enhancing efficiency throughout the entire market cycle. We recognize the importance, as an integrated bank, of expanding and diversifying our revenue streams, particularly within Investment Banking. We are accelerating the growth of high-priority businesses including commodities, derivatives and prime services. In addition, we are continuing to expand our Private Banking presence in key growth markets and are driving growth initiatives centered on high-margin capabilities within Asset Management.

Our integrated global business model also enables us to improve our operating leverage. Enhancing our efficiency and continuing to reduce our costs remains an area of strategic focus. We are committed to achieving an upper quartile cost/income ratio in the medium term.

Maintaining our strategic focus
Global economic fundamentals remain healthy. Capital formation and wealth creation are continuing at historic levels, with the emerging markets playing an increasingly important role in global growth. These trends are driving the convergence in the financial needs of private, institutional and corporate clients and the demand for sophisticated financial capabilities that transcend traditional financial categories. Our strategy is focused on serving the comprehensive needs of those clients, using our single global platform to operate with great efficiency. We are more committed to executing our strategy than ever before and to realizing Credit Suisse’s potential to create superior, long-term added value.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
November 2007

To be read in conjunction with the Credit Suisse Financial Statements 3Q07.

Operating Environment
Operating Environment
Credit Suisse Results
Credit Suisse
Core Results
Key Performance Indicators
Core Results
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Overview of Results and Assets under Management
Results
Assets under Management
Balance Sheet, Capital and Risk
Balance Sheet
Capital Management
Risk Management
Highlights from the Condensed Consolidated Financial Statements – unaudited
Highlights from the Condensed Consolidated Financial Statements
Selected Notes to the Condensed Consolidated Financial Statements – unaudited
Net interest income
Commissions and fees
Other revenues
Provision for credit losses
Compensation and benefits
General and administrative expenses
Segment reporting
Earnings per share
Investor Information
Investor Information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Credit Suisse at a Glance
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of over 47,000 employees from approximately 100 different nations.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Operating Environment

The results of our integrated banking organization depend to a large extent on the general macroeconomic environment and developments in the financial markets. In order to put our results into context, we provide a review of the operating environment we encountered throughout the reporting period.

Operating Environment
Against the backdrop of an overall healthy global economic environment in 3Q07, the banking sector was severely challenged by a liquidity squeeze in some credit and money markets, with spillover into other financial markets.

Economic environment
Our operating environment during 3Q07 was characterized by a moderate United States (US)-led deceleration of global economic growth and challenging conditions in financial markets, including the turmoil in the US credit markets. Economic indicators for Europe and Asia remained positive overall, with continued potential inflationary pressure from the sustained upward trend in commodity prices. The deterioration of the US subprime mortgage markets and the increased uncertainty about the valuation and liquidity of the risk exposures in collateralized debt obligations (CDOs) and other structured financial instruments increased the risk aversion of market participants. Spreads in structured credits widened substantially, and liquidity in some credit market segments dried up. The turbulence broadened to credit markets as a whole, and, finally, tighter conditions in the interbank money markets caused central banks to intervene. The US Federal Reserve initially cut the primary discount rate in August and, in a second step, also lowered the federal funds and the discount rate by 50 basis points in September. The European Central Bank refrained from further interest rate hikes, while the Swiss National Bank increased its target range for the 3-month Swiss franc LIBOR rate. Money markets stabilized toward the end of 3Q07, and liquidity levels in credit markets started to recover, although to a lesser extent. As of the end of 3Q07, yields of major currencies were generally lower (see the chart “Yield curves”), particularly for the US dollar, indicating that more moderate growth prospects had alleviated some of the inflationary concerns present as of the beginning of 3Q07.

Equity markets sharply corrected in August despite the overall healthy global economy and attractive valuation levels. A large part of the losses were made up by the end of 3Q07 (see the chart “Equity markets”). Equity market volatility spiked up in August to levels slightly above the long-term average, but started to fall back again as of the end of 3Q07. Against the backdrop of the market turmoil, most bank stocks did not participate in the market rebound during the second half of the quarter. The lack of transparency and the flight to quality also made term interbank funding more challenging, as the Ted spreads reached previously unseen levels (see the chart “Money markets”). In addition, a sharp decrease in outstanding asset-backed commercial paper occurred, as some issuers were unable to roll over their positions. The yields and outstanding volumes of commercial paper issued by non-financial firms remained comparatively stable.

The increased risk aversion of investors also impacted currency markets. During the first few weeks of 3Q07, the US dollar trended stronger against other major currencies, but against the backdrop of the market turmoil, it lost significant value and ended 3Q07 weaker against other major currencies. The persistent narrowing of the interest-rate differential against European currencies also led to cheaper costs for investors to hedge against further currency losses and made the environment for carry trades less attractive.

Sector environment
3Q07 provided a challenging environment especially for investment banks, adversely impacting the market’s view on the financial sector as a whole, as the market focused on the individual and systemic risks emerging from the liquidity squeeze. However, the strong global economy provided less challenging conditions for retail and commercial banks, as well as for wealth and asset managers. For the latter, the increased risk aversion of investors kept client activity at relatively high levels, as assets were moved into lower risk investment products. Equity trading volumes reached record levels in 3Q07, and fixed income trading volumes were generally up. Contrary to this, activities in mergers and acquisitions, underwriting and syndicated lending significantly dropped against 2Q07 but were higher than in 3Q06.

In credit markets, the dislocation, or even disappearance, of market prices required major banks and brokers to revalue their financial assets and liabilities with a negative impact on revenues, income and capital positions. Origination volumes in mortgage-backed securities strongly declined from the high levels seen in 2Q07, and major US mortgage brokers, investment banks and CDO managers started to adjust their staff capacities in expectation that a full market recovery would not occur in the near future. In leveraged finance, new issuance volumes also dropped substantially, and distribution dried up in the middle of the market distortions. However, after markets started to stabilize toward the end of 3Q07, demand picked up, but in some cases at valuation levels below the original carrying values, requiring banks and brokers to revalue their commitments downward.

Market volumes (growth in %)

		Global		Europe

	QoQ	YoY	QoQ	YoY

Equity trading volume[1]	11.3	52.6	12.1	69.9

Fixed income trading volume[2]	3.9	8.2	1.2	1.5

Announced mergers and acquisitions[3]	(41.1)	34.1	(50.3)	44.6

Completed mergers and acquisitions[3]	0.1	15.3	(17.2)	20.9

Equity underwriting[3]	(38.8)	6.7	(39.7)	14.8

Debt underwriting[3]	(46.8)	6.1	(42.7)	6.4

Syndicated lending - Investment grade[4]	(15.3)	9.8	–	–

1 LSE, Euronext, NYSE, NASDAQ 2 LSE, Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic 4 Dealogic Loanware

Credit Suisse Results
Credit Suisse

Our consolidated statements of income include minority interests without significant economic interest, which do not impact net income, but significantly increase reported net revenues and income from continuing operations before taxes. Hence, we separate these minority interests from our consolidated performance and report the remainder as Core Results.

Core Results

Core Results include the performance of our three operating segments Investment Banking, Private Banking and Asset Management as well as Corporate Center, including eliminations and consolidation adjustments. Core Results represent the performance of our integrated banking organization.

Key Performance Indicators

Our Credit Suisse Key Performance Indicators measure our progress as an integrated banking organization. We focus on growth, efficiency, shareholder return and capital strength to manage our business for long-term sustainable value creation.

Credit Suisse
In 3Q07, we achieved net income of CHF 1,302 million, down 31% against 3Q06. Income from continuing operations was down 11%. Diluted earnings per share were CHF 1.18 compared to CHF 1.67 in 3Q06 and return on equity was 12.4%. Net income for 9M07 was a record CHF 7,220 million and return on equity was 22.5%.

Results

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Statements of income (CHF million)

Net interest income	1,959	2,249	1,607	(13)	22	6,297	5,139	23

Commissions and fees	4,231	5,242	3,919	(19)	8	14,450	12,578	15

Trading revenues	(158)	3,810	1,693	–	–	6,868	6,472	6

Other revenues	810	1,736	857	(53)	(5)	3,884	3,600	8

Net revenues	6,842	13,037	8,076	(48)	(15)	31,499	27,789	13

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Compensation and benefits	2,392	5,409	3,427	(56)	(30)	12,751	11,597	10

General and administrative expenses	1,743	1,619	1,656	8	5	4,894	4,630	6

Commission expenses	667	642	573	4	16	1,918	1,667	15

Total other operating expenses	2,410	2,261	2,229	7	8	6,812	6,297	8

Total operating expenses	4,802	7,670	5,656	(37)	(15)	19,563	17,894	9

Income from continuing operations before taxes	2,036	5,387	2,460	(62)	(17)	11,899	9,986	19

Income tax expense	(32)	863	367	–	–	1,653	1,584	4

Minority interests	766	1,335	625	(43)	23	3,026	2,720	11

Income from continuing operations	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Income from discontinued operations	0	0	424	–	(100)	0	996	(100)

Extraordinary items	0	0	0	–	–	0	(24)	100

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.27	3.00	1.35	(58)	(6)	6.86	5.13	34

Basic earnings per share	1.27	3.00	1.74	(58)	(27)	6.86	6.00	14

Diluted earnings per share from continuing operations	1.18	2.82	1.29	(58)	(9)	6.43	4.91	31

Diluted earnings per share	1.18	2.82	1.67	(58)	(29)	6.43	5.75	12

Return on equity (%)

Return on equity	12.4	29.7	18.9	–	–	22.5	21.7	–

Return on tangible equity[1]	17.1	40.6	26.7	–	–	30.8	32.9	–

BIS statistics

Risk-weighted assets (CHF million)	298,688	296,416	252,139	1	18	298,688	252,139	18

Tier 1 capital (CHF million)	35,888	38,617	27,130	(7)	32	35,888	27,130	32

Total capital (CHF million)	45,682	48,362	33,269	(6)	37	45,682	33,269	37

Tier 1 ratio (%)	12.0	13.0	10.8	–	–	12.0	10.8	–

Total capital ratio (%)	15.3	16.3	13.2	–	–	15.3	13.2	–

Number of employees (full-time equivalents)

Number of employees	47,200	45,600	44,700	4	6	47,200	44,700	6

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Results summary
In 3Q07, net income was CHF 1,302 million, down CHF 590 million, or 31%, against 3Q06, which included income from discontinued operations of CHF 424 million, and down CHF 1,887 million, or 59%, against the strong 2Q07. Income from continuing operations was CHF 1,302 million in 3Q07, down CHF 166 million, or 11%, compared to 3Q06. Our results in 3Q07, particularly in Investment Banking and Asset Management, reflected the adverse effects that emerged from the severe liquidity squeeze in some credit and money markets and the spillovers into other financial markets. However, Private Banking remained strong. We also benefited from fair value gains due to the widening credit spreads on Credit Suisse debt and the recognition of a deferred tax asset. Diluted earnings per share were CHF 1.18 compared to CHF 1.67 in 3Q06 and CHF 2.82 in 2Q07. Return on equity was 12.4%, compared to 18.9% in 3Q06 and 29.7% in 2Q07. The BIS tier 1 ratio as of the end of 3Q07 was 12.0% compared to 10.8% in 3Q06 and 13.0% in 2Q07.

For 9M07, net income was a record CHF 7,220 million, diluted earnings per share were CHF 6.43 and return on equity was 22.5%.
Management changes
On September 6, 2007, we announced the appointment of Kai Nargolwala as Chief Executive Officer of the Asia Pacific region. In this role, he will join the Executive Board of Credit Suisse and chair the Asia Pacific Management Committee. Based in Hong Kong, Kai Nargolwala will assume his role on January 1, 2008. He will succeed Paul Calello, who has been Chief Executive of the Asia Pacific region since 2002 and was appointed Chief Executive of Investment Banking in May 2007.

Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority Interests without SEI” in the “Credit Suisse and Core Results” table on the next page.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Capital efficiency
At the Annual General Meeting on May 4, 2007, the shareholders approved the launch of a three-year share buyback program of up to CHF 8 billion. During 3Q07, we repurchased 27.5 million common shares in the amount of CHF 2.3 billion under the new program. As of the end of October 2007, we had repurchased a total of CHF 3.7 billion, or 47%, of the approved CHF 8.0 billion share buyback program. As a result of the challenging operating environment, we reduced our share buyback activity, but expect to complete the repurchase program during 2008.

Credit Suisse and Core Results

			Core Results			Minority Interests without SEI			Credit Suisse

in the period	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06

Statements of income (CHF million)

Net revenues	6,020	11,703	7,436	822	1,334	640	6,842	13,037	8,076

Provision for credit losses	4	(20)	(40)	0	0	0	4	(20)	(40)

Compensation and benefits	2,354	5,386	3,427	38	23	0	2,392	5,409	3,427

General and administrative expenses	1,712	1,609	1,646	31	10	10	1,743	1,619	1,656

Commission expenses	667	642	573	0	0	0	667	642	573

Total other operating expenses	2,379	2,251	2,219	31	10	10	2,410	2,261	2,229

Total operating expenses	4,733	7,637	5,646	69	33	10	4,802	7,670	5,656

Income from continuing operations before taxes	1,283	4,086	1,830	753	1,301	630	2,036	5,387	2,460

Income tax expense	(32)	863	367	0	0	0	(32)	863	367

Minority interests	13	34	(5)	753	1,301	630	766	1,335	625

Income from continuing operations	1,302	3,189	1,468	0	0	0	1,302	3,189	1,468

Income from discontinued operations	0	0	424	0	0	0	0	0	424

Net income	1,302	3,189	1,892	0	0	0	1,302	3,189	1,892

Statement of income metrics (%)

Compensation/revenue ratio	39.1	46.0	46.1	–	–	–	35.0	41.5	42.4

Non-compensation/revenue ratio	39.5	19.2	29.8	–	–	–	35.2	17.3	27.6

Cost/income ratio	78.6	65.3	75.9	–	–	–	70.2	58.8	70.0

Pre-tax income margin	21.3	34.9	24.6	–	–	–	29.8	41.3	30.5

Tax rate	(2.5)	21.1	20.1	–	–	–	(1.6)	16.0	14.9

Net income margin from continuing operations	21.6	27.2	19.7	–	–	–	19.0	24.5	18.2

Net income margin	21.6	27.2	25.4	–	–	–	19.0	24.5	23.4

Allocations and funding
Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions. Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends these funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of our own debt.

Core Results
Adverse impacts on Investment Banking and Asset Management from the challenging market conditions were partly offset by continued profitable growth in Private Banking. For 3Q07, income from continuing operations before taxes was CHF 1,283 million, down 30% compared to 3Q06 and down 69% compared to the strong 2Q07. For 9M07, income from continuing operations before taxes was a record CHF 8,945 million, up 22%.

Results

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Statements of income (CHF million)

Net interest income	1,901	2,224	1,555	(15)	22	6,184	5,021	23

Commissions and fees	4,208	5,268	3,949	(20)	7	14,471	12,665	14

Trading revenues	(158)	3,811	1,693	–	–	6,868	6,419	7

Other revenues	69	400	239	(83)	(71)	869	1,019	(15)

Net revenues	6,020	11,703	7,436	(49)	(19)	28,392	25,124	13

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Compensation and benefits	2,354	5,386	3,427	(56)	(31)	12,646	11,597	9

General and administrative expenses	1,712	1,609	1,646	6	4	4,846	4,598	5

Commission expenses	667	642	573	4	16	1,918	1,667	15

Total other operating expenses	2,379	2,251	2,219	6	7	6,764	6,265	8

Total operating expenses	4,733	7,637	5,646	(38)	(16)	19,410	17,862	9

Income from continuing operations before taxes	1,283	4,086	1,830	(69)	(30)	8,945	7,353	22

Income tax expense	(32)	863	367	–	–	1,653	1,584	4

Minority interests	13	34	(5)	(62)	–	72	87	(17)

Income from continuing operations	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Income from discontinued operations	0	0	424	–	(100)	0	996	(100)

Extraordinary items	0	0	0	–	–	0	(24)	100

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Statement of income metrics (%)

Compensation/revenue ratio	39.1	46.0	46.1	–	–	44.5	46.2	–

Non-compensation/revenue ratio	39.5	19.2	29.8	–	–	23.8	24.9	–

Cost/income ratio	78.6	65.3	75.9	–	–	68.4	71.1	–

Pre-tax income margin	21.3	34.9	24.6	–	–	31.5	29.3	–

Tax rate	(2.5)	21.1	20.1	–	–	18.5	21.5	–

Net income margin from continuing operations	21.6	27.2	19.7	–	–	25.4	22.6	–

Net income margin	21.6	27.2	25.4	–	–	25.4	26.5	–

Number of employees (full-time equivalents)

Number of employees	47,200	45,600	44,700	4	6	47,200	44,700	6

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results summary
In 3Q07, net income was CHF 1,302 million, down CHF 590 million, or 31%, compared to 3Q06. Net income in 3Q06 included income from discontinued operations of CHF 424 million. Income from continuing operations before taxes was CHF 1,283 million, down CHF 547 million, or 30%. Net revenues were CHF 6,020 million, down CHF 1,416 million, or 19%. Total operating expenses were CHF 4,733 million, down CHF 913 million, or 16%.

Our Core Results for 3Q07 reflected the challenging conditions in some credit and money markets as well as the increased risk aversion of investors. Net revenues were adversely impacted by significant fair value reductions on structured products, including residential and commercial mortgages and CDOs, and leveraged loan commitments. Additionally, we had poor performance in equity proprietary trading, including losses in certain quantitative strategies. We took steps to reposition certain Asset Management money market funds to address liquidity concerns by purchasing securities from these funds, which resulted in fair value reductions, reflected in Asset Management. These adverse effects were partly offset by the continued strong results in Wealth Management and Corporate & Retail Banking, demonstrating the benefit of our diversification in a more demanding operating environment. We also benefited from fair value gains on Credit Suisse debt, substantially all of which were recorded in Investment Banking. Total operating expenses decreased mainly due to lower performance-related compensation, reflecting lower revenues. Tax expense decreased due to changes in the assessment of certain US tax positions and a related assessment that previously unrecognized deferred tax assets would be realizable. We had net new asset outflows of CHF 9.7 billion, with Wealth Management inflows offset by Asset Management outflows, primarily in money market assets.

Compared to the record results in 2Q07, net income was down CHF 1,887 million, or 59%. Net revenues were down CHF 5,683 million, or 49%, while total operating expenses were down CHF 2,904 million, or 38%.

Despite the lower results in 3Q07, we delivered record results on a year-to-date basis. For 9M07, net income reached CHF 7,220 million, up CHF 566 million, or 9%, and net revenues were CHF 28,392 million, up CHF 3,268 million, or 13%, compared to 9M06.

Initiatives and achievements
Despite the significant market turmoil, we maintained our focus on implementing our strategic agenda to strengthen our integrated banking organization, expand our footprint in high-growth markets and products and improve capital efficiency. We continued to leverage our integrated banking resources in order to deliver innovative solutions to clients. As discussed in more detail on page 33, we strengthened our middle market initiative targeted at entrepreneurs and their businesses, offering products through close collaboration between Private Banking and Investment Banking. We launched a new initiative to offer our Investment Banking prime services to Private Banking clients. Private Banking also worked closely with Asset Management on product initiatives to provide individual and institutional clients with a family of total return products. Investment Banking and Asset Management partnered in the IPO of E-House (China) Holdings Ltd., a Chinese real estate broker. We leveraged our capabilities and further integrated our organization with a new agreement between Asset Management and HOLT, our corporate performance and valuation advisory service.

To expand our global footprint and products, we continued our growth strategy in Wealth Management with the opening of additional offices and several key hires and appointments in targeted markets. We now offer Sharia-compliant lending and structuring and investment advice. Our algorithmic trading business within Investment Banking began trading in seven additional markets, expanding its coverage to 32 markets. Consistent with the strategy to further diversify our business, we also announced the purchase of a minority stake in Great American Group, a leading liquidation firm in the US, and opened up a market for cobalt to develop our commodities business and to offer new investment opportunities with limited correlation to other asset classes. We further expanded our Centers of Excellence around the world, as the center in Wroclaw, Poland, is now fully operational.

Capital and risk trends
Our consolidated BIS tier 1 ratio was 12.0% as of the end of 3Q07, a decrease from 13.0% as of the end of 2Q07. The decrease was driven primarily by a decrease in our tier 1 capital mainly due to a decrease in shareholders’ equity. In 3Q07, our overall position risk, measured on the basis of our Economic Risk Capital model, increased 14% compared to 2Q07, mainly driven by international lending and real estate and structured assets exposures. Average Value-at-Risk (VaR) for the Group’s trading books decreased to CHF 95 million, primarily due to decreased equity exposure. As a result of the challenging operating environment, we reduced our share buyback activity, but expect to complete the CHF 8.0 billion repurchase program during 2008. For further information on capital and risk trends, refer to “Balance sheet, Capital and Risk.”

Results detail
The following provides a comparison of our 3Q07 results versus 3Q06 (YoY) and versus 2Q07 (QoQ).
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Down 19% from CHF 7,436 million to CHF 6,020 million
The decrease reflected a good performance in Private Banking and weak results in Investment Banking and Asset Management driven by significant fair value reductions resulting from the challenging market conditions. Net revenues benefited from lower funding costs, including fair value gains due to the widening of credit spreads on Credit Suisse debt.

Investment Banking was significantly affected by the dislocation in the structured products and credit markets, which led to sharply lower fixed income trading results compared to 3Q06, offset in part by strong performance in the interest rate products, life insurance finance and emerging markets trading businesses. Revenues reflected significant fair value reductions in our structured products businesses and leveraged finance loan commitments. Our structured products businesses, including residential and commercial mortgages and CDOs, reflected a gross valuation reduction of CHF 2.5 billion, or CHF 1.1 billion net of fees and hedges. Revenues also reflected a gross valuation reduction of CHF 2.2 billion on our leveraged loan commitments, or CHF 1.1 billion net of fees and hedges. Equity trading results reflected poor performance in proprietary trading, which offset in part strong results in our cash and prime services businesses. Fixed income and equity trading also benefited from fair value gains of CHF 622 million on Credit Suisse debt. Lower revenues in debt underwriting were partly offset by higher revenues in equity underwriting and advisory compared to 3Q06. For further information on fair valuation, refer to “Fair value of financial instruments” on page 24.

In Private Banking, net revenues were strong. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreased asset margins due to ongoing competitive pressure. Total non-interest income grew significantly as a result of the increase in our assets under management, particularly managed assets, and higher brokerage and product issuing fees, supported by higher levels of client activity.

In Asset Management, net revenues were down, mainly reflecting valuation reductions of CHF 146 million on securities we purchased from our money market funds and lower private equity and other investment-related gains, offset in part by lower funding costs. Excluding the fair value reductions, net revenues before private equity and other investment-related gains showed continued growth.

QoQ: Down 49% from CHF 11,703 million to CHF 6,020 million
In Investment Banking, net revenues decreased driven by significantly lower fixed income and equity trading results compared to the record 2Q07.
In Private Banking, stable net revenues reflected higher net interest income, mainly from lower funding costs, offset by the impact of lower total non-interest income.
In Asset Management, net revenues were down, mainly reflecting the fair value reductions and lower private equity and other investment-related gains, offset in part by lower funding costs.
Provision for credit losses
YoY: From CHF (40) million to CHF 4 million
The increase was due primarily to credit provision releases in 3Q06 and increased reserves related to the emerging markets loan portfolio. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels in the near term.

QoQ: From CHF (20) million to CHF 4 million
The increase was due primarily to recoveries and reduced reserves in 2Q07.
Operating expenses
Compensation and benefits
YoY: Down 31% from CHF 3,427 million to CHF 2,354 million
The decrease was due primarily to lower performance-related compensation reflecting lower revenues.
QoQ: Down 56% from CHF 5,386 million to CHF 2,354 million
The decrease was due primarily to lower performance-related compensation reflecting lower revenues.
General and administrative expenses
YoY: Up 4% from CHF 1,646 million to CHF 1,712 million
The increase was primarily due to the international expansion in Wealth Management, strategic projects in Wealth Management and Asset Management, higher professional fees, and higher securities transaction taxes partly offset by lower expense provisions in Investment Banking.

QoQ: Up 6% from CHF 1,609 million to CHF 1,712 million
The increase reflected higher costs due to international expansion in Wealth Management, higher professional fees, and higher securities transaction taxes partly offset by lower expense provisions in Investment Banking.

Commission expenses
YoY: Up 16% from CHF 573 million to CHF 667 million
The increase primarily reflected increased trading and business volumes.
QoQ: Up 4% from CHF 642 million to CHF 667 million
The increase primarily reflected increased trading and business volumes.
Tax
YoY: Down from CHF 367 million to CHF (32) million
The effective tax rate was (2.5)% in 3Q07 compared to 20.1% in 3Q06. The reduction in the tax rate was due to changes in the assessment of certain US state and local tax positions and a related assessment that previously unrecognized deferred tax assets would be realizable in the amount of CHF 315 million.

QoQ: Down from CHF 863 million to CHF (32) million
The decrease in the effective tax rate compared to 21.1% in 2Q07 was due to changes in the assessment of certain US state and local tax positions and the recognition of the deferred tax assets.
Personnel
The number of employees increased by approximately 1,600 full-time equivalents compared to the end of 2Q07. The increase was driven primarily by seasonal recruitment in Investment Banking and additional relationship managers in targeted markets of Wealth Management. Subsequent to 3Q07, as part of our year-end review process, we selectively reduced headcount in certain Investment Banking businesses to reflect the market conditions.

Number of employees by segment

			end of		% change

	3Q07	2Q07	3Q06	QoQ	YoY

Number of employees by segment (full-time equivalents)

Investment Banking	20,300	19,300	18,600	5	9

Wealth Management	13,900	13,600	13,200	2	5

Corporate & Retail Banking	8,900	8,800	8,800	1	1

Private Banking	22,800	22,400	22,000	2	4

Asset Management	3,400	3,300	3,500	3	(3)

Corporate Center	700	600	600	17	17

Number of employees	47,200	45,600	44,700	4	6

Liquidity and funding management

Despite the liquidity squeeze in some credit and money markets during 3Q07 and its impact on funding, our liquidity and funding measures and strong capital base helped us to maintain a comfortable liquidity profile.

Credit Suisse, as a global bank, has access to multiple markets worldwide and has major funding operations in Zurich, New York, London, Singapore and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. These products include private and retail banking deposits, institutional deposits, interbank deposits, senior and subordinated funding from the capital markets as well as secured funding in the fixed income and equities securities markets. Client deposits, representing a particularly stable source of funds, cover 127% of total loans. We have sufficient long-term funding available to fund short-term trading inventory in illiquid markets. Additionally we hold a portfolio of high quality and very liquid assets readily available for additional funding needs.

Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. The targeted funding profile is designed to enable us to continue to pursue “business as usual” activities for an extended period of time without changing business plans during times of stress. Consistent with this objective, we continued to maintain a funding profile well beyond our target horizon throughout 3Q07, and were not reliant on short term funding markets. On the contrary, during 3Q07, we were a provider of liquidity in these markets.

The stress assumptions used to determine the conservative funding profile for our balance sheet include:
– Capital markets, as well as certificates of deposit (CD) and commercial paper (CP) markets, will not be available;
– Other money market access will be significantly reduced;
– Secured funding, whether in the fixed income or equities markets, will only be available subject to significant over-collateralization;
– Many asset classes, including real estate loans and emerging market securities, will not be eligible for secured funding;

– Certain contingent off-balance sheet obligations will require additional funding. These contingent obligations include asset-backed CP conduits, increased collateral to support derivatives contracts and drawdowns on unfunded bank liabilities.

Earlier this year, we further strengthened our funding and liquidity management by centralizing debt issuance and the funding of our subsidiaries at the Bank level. The consolidation of these functions was a logical step forward and has increased both funding flexibility and transparency to investors. As a result, new securities for funding purposes are now issued primarily by the Bank and used to fund the Bank and its affiliates. Capital securities will also be issued primarily by the Bank.

Key Performance Indicators
To benchmark our achievements, we have defined a set of integrated bank performance indicators for which we have targets to be achieved over a three to five year period throughout the market cycles. Against the backdrop of the overall healthy global economic environment, we continue to be optimistic in achieving our targets.

Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was (8.5)% in 3Q07 and 31.0% in 9M07.
For net new assets, we target a growth rate above 6%. In 3Q07, we achieved an annualized net new asset growth rate of (2.4)% and a rolling four-quarter average growth rate of 4.7%. The annualized net new asset growth rate was 5.5% in 9M07.

Efficiency
We target efficiency improvements within a top quartile performance compared to the industry. Our Core Results cost/income ratio was 78.6% for 3Q07 and 68.4% in 9M07.
Performance
For return on equity, we target an annual rate of return of above 20%. In 3Q07, we achieved 12.4%. In 9M07, we achieved 22.5%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 9M07, annualized total shareholder return was (8.8)%.
Capital strength
For the BIS tier 1 ratio, we target a minimum level of 10%. The BIS tier 1 ratio as of the end of 3Q07 was 12.0%.

						in / end of

	3Q07		9M07	2006	2005	2004

Growth (%)

YoY diluted earnings per share growth from continuing operations	(8.5)		31.0	84.4	(7.8)	53.8

Net new asset growth (annualized)	(2.4)		5.5	7.2	5.4	2.7

Net new asset growth (rolling four-quarter average)	4.7		–	7.2	5.4	2.7

Efficiency (%)

Core Results cost/income ratio	78.6		68.4	69.6	81.6	75.4

Return (%)

Return on equity (annualized)	12.4		22.5	27.5	15.4	15.9

Total shareholder return (annualized)	–	[1]	(8.8)	30.5	44.2	6.8

Capital strength (%)

Tier 1 ratio	12.0		12.0	13.9	11.3	12.3

1 Not applicable as Total shareholder return is calculated on a year-to-date basis.

Core Results
Investment Banking
Investment Banking comprises the performance of our trading, underwriting and advisory franchise for which we aspire to a mid-term pre-tax income margin of above 30%.
Private Banking
Private Banking encompasses the results of our Wealth Management and Corporate & Retail Banking businesses.
Wealth Management

Wealth Management generates recurring revenues from assets under management and loans and transaction-based revenues from client trading and other service offerings. Across the cycle, we target a pre-tax income margin of above 40% and net new asset growth of 6%.

Corporate & Retail Banking

Corporate & Retail Banking derives net interest income from commercial and consumer loans, as well as non-interest revenues from various service offerings. Our ambition is to generate a pre-tax income margin of above 40% across the cycle.

Asset Management

Asset Management records management and performance fees from the entire range of asset classes, managing both traditional and alternative investments. We strive for a mid-term pre-tax income margin of above 35%.

Investment Banking
During 3Q07, results declined sharply in light of an extremely challenging operating environment due to the dislocation in the credit and mortgage markets. Despite this, revenues and income from continuing operations reached record levels for 9M07.

Results

			in / end of		% change		in / end of		% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06		YoY

Statements of income (CHF million)

Net revenues	2,097	7,538	4,191	(72)	(50)	16,217	14,384		13

Provision for credit losses	20	9	(19)	122	–	90	(58)		–

Compensation and benefits	839	3,882	2,241	(78)	(63)	8,111	7,695		5

General and administrative expenses	864	803	875	8	(1)	2,494	2,230	[1]	12

Commission expenses	368	342	336	8	10	1,024	908		13

Total other operating expenses	1,232	1,145	1,211	8	2	3,518	3,138		12

Total operating expenses	2,071	5,027	3,452	(59)	(40)	11,629	10,833		7

Income from continuing operations before taxes	6	2,502	758	(100)	(99)	4,498	3,609		25

Statement of income metrics (%)

Compensation/revenue ratio	40.0	51.5	53.5	–	–	50.0	53.5		–

Non-compensation/revenue ratio	58.8	15.2	28.9	–	–	21.7	21.8		–

Cost/income ratio	98.8	66.7	82.4	–	–	71.7	75.3		–

Pre-tax income margin	0.3	33.2	18.1	–	–	27.7	25.1		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,111	18,486	17,849	3	7	19,188	17,691		8

Pre-tax return on average utilized economic capital (%)[2]	1.3	55.4	19.4	–	–	32.4	29.6		–

Balance sheet statistics (CHF million)

Total assets	1,156,573	1,204,397	1,084,666	(4)	7	1,156,573	1,084,666		7

Net loans	53,097	50,104	42,309	6	25	53,097	42,309		25

Goodwill	7,551	7,858	7,955	(4)	(5)	7,551	7,955		(5)

Number of employees (full-time equivalents)

Number of employees	20,300	19,300	18,600	5	9	20,300	18,600		9

1 Includes CHF 474 million of credits from insurance settlements for litigation and related costs. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in		% change			in	% change

	3Q07		2Q07	3Q06	QoQ	YoY	9M07		9M06	YoY

Net revenue detail (CHF million)

Debt underwriting	85	[1]	713	451	(88)	(81)	1,523	[1]	1,520	0

Equity underwriting	327		413	224	(21)	46	1,051		786	34

Total underwriting	412		1,126	675	(63)	(39)	2,574		2,306	12

Advisory and other fees	440		632	377	(30)	17	1,583		1,115	42

Total underwriting and advisory	852		1,758	1,052	(52)	(19)	4,157		3,421	22

Fixed income trading	514	[2]	3,282	2,137	(84)	(76)	6,568	[2]	6,843	(4)

Equity trading	1,037		2,475	1,062	(58)	(2)	5,683		4,285	33

Total trading	1,551		5,757	3,199	(73)	(52)	12,251		11,128	10

Other[3]	(306)	[4]	23	(60)	–	410	(191)	[4]	(165)	16

Net revenues	2,097		7,538	4,191	(72)	(50)	16,217		14,384	13

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	72		58	50	24	44	61		60	2

Foreign exchange	22		24	20	(8)	10	21		18	17

Commodity	18		18	9	0	100	16		9	78

Equity	71		93	61	(24)	16	76		60	27

Diversification benefit	(88)		(83)	(60)	6	47	(80)		(65)	23

Average one-day, 99% Value-at-Risk	95		110	80	(14)	19	94		82	15

1 Includes CHF 199 million, net of fees and hedges, of fair value reductions on structured products. 2 Includes CHF 1,623 million, net of fees and hedges, of fair value reductions on structured products and leveraged loan commitments. 3 As a result of the decision to fair value a significant portion of our loan portfolio, as of the beginning of 1Q07, the revenues from our fair value loan portfolio are included in our business results, primarily in fixed income trading. 4 Includes CHF 360 million, net of fees and hedges, of fair value reductions on bridge loan commitments.

Operating environment
The operating environment was extremely challenging during 3Q07. The dislocation in the subprime mortgage market broadened during the quarter across sectors and asset classes. Credit spreads widened sharply, reflecting reduced investor demand in our most credit-sensitive businesses. This was accompanied by a flight to quality and markedly reduced liquidity in short-term markets, benefiting certain businesses, including interest rate products. During the quarter, market participants scaled back risk and reduced leverage, resulting in pronounced changes in market values and increased volatility in equities, interest rates and foreign exchange. Equity market volumes rose to record levels and volatility was high during the quarter. Generally favorable equity markets benefited our cash and prime services businesses. Statistical arbitrage-based equity trading strategies, however, experienced difficulties in early August due to the extreme volatility. The high-yield and leveraged loan markets experienced a correction driven by supply and demand issues and investor concerns about excess leverage and quality of deal structures. While low throughout most of the quarter, leveraged finance market activity began to pick up during September, although a substantial backlog of transactions await funding in the coming months.

Results summary
In 3Q07, income from continuing operations before taxes was CHF 6 million, down CHF 752 million compared to 3Q06. Net revenues were CHF 2,097 million, down CHF 2,094 million, or 50%, due in large part to the impact of the market dislocations on our fixed income businesses. Total operating expenses were CHF 2,071 million, down CHF 1,381 million, or 40%, as compensation expenses declined, reflecting lower revenues.

Compared to 2Q07 record results, income from continuing operations before taxes decreased CHF 2,496 million. Net revenues were down CHF 5,441 million, or 72%, driven primarily by lower fixed income and equity trading results. Total operating expenses were down CHF 2,956 million, or 59%, due primarily to lower compensation expenses reflecting lower revenues.

For 9M07, income from continuing operations was a record CHF 4,498 million, up CHF 889 million, or 25%, compared to 9M06. Net revenues were CHF 16,217 million, also a record, up CHF 1,833 million, or 13%, compared to 9M06. We achieved higher revenues in most major business areas, while debt underwriting revenues were flat and fixed income trading revenues were lower, reflecting the severe market disruption in 3Q07.

Results in the quarter were significantly affected by the dislocation in the structured products and credit markets, which led to sharply lower fixed income trading results compared to 3Q06, offset in part by strong performances in the interest rate products, life insurance finance and emerging markets trading businesses. Our structured products businesses, including residential and commercial mortgages and CDOs, recorded a gross valuation reduction of CHF 2.5 billion, or CHF 1.1 billion net of fees and hedges. Revenues also reflected a gross valuation reduction of CHF 2.2 billion on our leveraged loan commitments and collateralized loan obligations, or CHF 1.1 billion net of fees and hedges. As of the end of 3Q07, our outstanding funded and unfunded non-investment grade loan commitments, both bridge and syndicate, totaled CHF 60 billion (USD 52 billion), up from CHF 48 billion (USD 39 billion) as of the end of 2Q07. Equity trading results reflected poor performance in proprietary trading, which partly offset strong results in our cash and prime services businesses. Fixed income and equity trading also benefited from fair value gains of CHF 622 million due to the widening of credit spreads on Credit Suisse debt. Lower revenues in debt underwriting were partly offset by higher revenues in equity underwriting and advisory compared to 3Q06.

We continued to focus on our cost management initiatives. General and administrative expenses were flat compared to 3Q06, and increased 8% from 2Q07.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin of 30% or greater. The 3Q07 pre-tax income margin was 0.3% compared to 18.1% in 3Q06 and 33.2% in 2Q07, reflecting the difficult operating environment. The 9M07 pre-tax income margin was 27.7% compared to 25.1% for 9M06.

Compensation/revenue ratio
The 3Q07 compensation/revenue ratio was 40.0% compared to 53.5% in 3Q06 and 51.5% in 2Q07, primarily reflecting lower performance-based compensation. The 9M07 compensation/revenue ratio was 50.0% compared to 53.5% for 9M06, with discretionary bonus representing a significant portion. Compensation and benefits for a given year are determined by the strength and breadth of the business results, staffing levels and the impact of share-based compensation programs.

Value-at-Risk
The 3Q07 average one-day, 99% VaR was CHF 95 million compared to CHF 80 million in 3Q06 and CHF 110 million in 2Q07. For further information on VaR for Credit Suisse, refer to “Risk Management.”
Pre-tax return on average utilized economic capital
The 3Q07 pre-tax return on average utilized economic capital was 1.3% compared to 19.4% in 3Q06 and 55.4% in 2Q07. The 9M07 pre-tax return on average utilized economic capital was 32.4% compared to 29.6% for 9M06.

Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Wal-Mart Stores (US-based retailer), Schering Plough Corporation (global healthcare company), Doncasters Ltd. (European engineering company) and First Data Corporation (world’s largest provider of merchant processing services).

– Equity capital markets: We executed the initial public offerings for Cosan Ltd. (Brazilian sugar and ethanol producer) and AMG Advanced Metallurgical Group N.V. (European metals producer). We also executed initial public offerings for three Chinese companies listing in the US: E-House (China) Holdings Ltd. (real estate broker), WuXi PharmaTech (pharmaceutical and biotechnology outsourcer) and Beijing Perfect World Company Ltd. (online gaming company), all of which priced above the marketed range.

– Mergers & acquisitions: We advised on a number of key transactions that were announced in 3Q07, including the sale of Ingersoll Rand’s compact equipment business to Doosan Infracore of Korea (manufacturer of construction machinery), Fiserv Inc.’s (US technology solutions provider) acquisition of CheckFree Corporation (US financial e-commerce service provider) and GP Investments Ltd.’s (Latin American private equity firm) acquisition of Magnesita S.A. (Brazilian refractory products manufacturer). We also advised Dubai World in its acquisition of a stake in MGM Mirage and in the development of MGM’s City Center Hotel and Casino project in Las Vegas, Nevada (US).

We received several industry awards and expanded our ability to serve certain geographic and product markets:
– “Best Investment Bank of 2007” – Credit Suisse was named the top global investment bank by The Banker magazine, which noted our momentum across regions and products and the success of our integrated bank strategy.

– “Best Overall Investment Bank in Latin America” – Credit Suisse led LatinFinance magazine’s Investment Banking Poll 2007, underscoring our market leading franchise across Latin America. Top awards included “Best Equity Underwriter”, “Best Debt Underwriter”, “Best Sales & Trading”, “Best Execution”, “Best Buyside Relationships”, “Best Long-Term Partner” and “Best Overall”.

– “Best Leveraged Finance House” and “Best Emerging Markets Debt House” in Euromoney magazine’s annual "Awards for Excellence" feature. Credit Suisse also collected 14 regional, country and product awards, recognizing the Bank's achievements and expertise around the world.

– Credit Suisse’s Advanced Execution Services (AES) platform was ranked first by investors in three categories (algorithmic trading, direct market access and overall electronic trading services) relating to electronic trading and execution services in the annual pan-European Extel survey conducted by Thomson Financial.

– Credit Suisse announced in August 2007 that AES began trading in seven new markets - Mexico, South Africa, the Czech Republic, Greece, Hungary, Malaysia and Canada's Venture Exchange. AES is now available in 32 markets via more than 50 trading platforms.

League table positions

in / end of

	3Q07	9M07	2006	2005

League table rank / market share (%) [1]

Global fee pool[2]	8 / 5%	6 / 6%	4 / 6%	7 / 5%

High-yield[3]	12 / 4%	2 / 11%	3 / 12%	3 / 11%

Investment grade[3]	14 / 3%	14 / 3%	13 / 3%	10 / 4%

Asset-backed[3]	5 / 6%	11 / 4%	8 / 5%	– / –%

Mortgage-backed[3]	4 / 6%	5 / 6%	5 / 7%	– / –%

Total debt underwriting[3]	12 / 4%	11 / 4%	8 / 5%	6 / 5%

IPO[2]	1 / 9%	4 / 8%	4 / 7%	1 / 10%

Follow-on2	6 / 5%	7 / 7%	7 / 6%	10 / 3%

Convertible[2]	8 / 4%	7 / 6%	11 / 4%	10 / 4%

Total equity underwriting[2]	3 / 6%	8 / 7%	7 / 6%	8 / 5%

Announced mergers and acquisitions[3]	7 / 15%	7 / 20%	6 / 19%	10 / 11%

Completed mergers and acquisitions[3]	9 / 14%	6 / 18%	8 / 15%	8 / 14%

1 Volume-based, except Global fee pool 2 Dealogic 3 Thomson Financial

Results detail
The following provides a comparison of our 3Q07 results versus 3Q06 (YoY) and versus 2Q07 (QoQ).
Net revenues
Debt underwriting
YoY: Down 81% from CHF 451 million to CHF 85 million
The results primarily reflected weaker performance in the structured products and leveraged finance businesses. The structured products businesses were negatively impacted by the fair value reductions on our CDO assets. The correction in the credit markets resulted in low levels of high-yield and leveraged lending issuance activity in 3Q07.

QoQ: Down 88% from CHF 713 million to CHF 85 million
The results primarily reflected weaker performance in the leveraged finance and structured products businesses.
Equity underwriting
YoY: Up 46% from CHF 224 million to CHF 327 million
The increase was due primarily to higher levels of industry-wide equity issuance, including increases in initial public offerings, follow-ons and convertible issuances, as well as improved market share.

QoQ: Down 21% from CHF 413 million to CHF 327 million
The decrease was due primarily to a lower level of industry-wide equity issuance activity compared to a record in 2Q07.
Advisory and other fees
YoY: Up 17% from CHF 377 million to CHF 440 million
The increase was due to higher mergers and acquisitions activity and higher market share in announced and completed transactions over the past several quarters, partly offset by lower revenues in the private fund group, which raises capital for hedge funds, private equity and real estate funds.

QoQ: Down 30% from CHF 632 million to CHF 440 million
The decrease was driven primarily by lower mergers and acquisitions activity versus a strong 2Q07 and lower revenues from the private fund group.
Fixed income trading
YoY: Down 76% from CHF 2,137 million to CHF 514 million
The decrease was mainly driven by substantial fair value reductions in both the structured products and leveraged finance businesses. The structured products results reflected valuation reductions on our residential and commercial loan assets and CDO warehouse assets, as well as decreased liquidity in the market and limited trading activity. The leveraged finance losses reflected fair value reductions on our loan commitments as well as on our collateralized loan obligation warehouse assets. The US high grade business was negatively impacted by widening credit spreads, particularly on financial institutions with subprime exposure, and a decrease in market liquidity. The commodities business also recorded lower revenues due to poor trading performance in the energy sector. We continue to build out our commodities business with the objective of a more balanced, diverse platform. These results were partly offset by a strong performance in interest rate products on higher volumes and a shift to higher-quality credit instruments in 3Q07. Life insurance finance and emerging markets trading also had strong results in 3Q07. In addition, fixed income trading benefited from fair value gains of CHF 560 million on Credit Suisse debt.

QoQ: Down 84% from CHF 3,282 million to CHF 514 million
The decrease was driven by the substantial fair value reductions in the structured products and leveraged finance businesses, as well as lower revenues in the US high grade, currency trading and commodities businesses. These results were partly offset by higher revenues in interest rate products and the fair value gains on Credit Suisse debt.

Equity trading
YoY: Down 2% from CHF 1,062 million to CHF 1,037 million
These results reflected strong performance across our cash, derivatives and prime services businesses, offset by losses in certain equity proprietary trading strategies, including approximately CHF 300 million in quantitative trading strategies. The cash business benefited from increased deal activity, trading volumes and client flows, as well as the continued strong performance of AES. Prime services revenues increased as its global platform benefited from growth in client balances and new client mandates. Equity derivatives results improved significantly relative to a weak 3Q06. Equity trading also benefited from fair value gains of CHF 62 million on Credit Suisse debt.

QoQ: Down 58% from CHF 2,475 million to CHF 1,037 million
The decrease was driven primarily by losses in equity proprietary trading in 3Q07 compared to strong results across regions and strategies in 2Q07.
Other
YoY: Down from CHF (60) million to CHF (306) million
The decrease was due to valuation reductions on our bridge commitments partly offset by higher gains from private equity investments not managed as part of Asset Management.
QoQ: Down from CHF 23 million to CHF (306) million
The decrease was due to valuation reductions on our bridge commitments partly offset by the private equity gains.
Provision for credit losses
YoY: Up from CHF (19) million to CHF 20 million
The increase was due to credit provision releases in 3Q06 and increased reserves related to the emerging markets loan portfolio. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels in the near term.

QoQ: Up from CHF 9 million to CHF 20 million
The increase was due to increased reserves related to the emerging markets loan portfolio.
Operating expenses
Compensation and benefits
YoY: Down 63% from CHF 2,241 million to CHF 839 million
The decrease was due primarily to lower performance-related compensation reflecting lower revenues.
QoQ: Down 78% from CHF 3,882 million to CHF 839 million
The decrease was due primarily to lower performance-related compensation reflecting lower revenues.
General and administrative expenses
YoY: Flat at CHF 864 million
These results reflected higher securities transaction taxes offset by lower expense provisions for legal fees.
QoQ: Up 8% from CHF 803 million to CHF 864 million
The increase was due primarily to an increase in professional fees, primarily recruiting and transaction-related legal fees, and higher securities transactions taxes offset in part by lower expense provisions for legal fees.

Commission expenses
YoY: Up 10% from CHF 336 million to CHF 368 million
The increase was driven by higher trading volumes.
QoQ: Up 8% from CHF 342 million to CHF 368 million
The increase was driven by higher trading volumes.
Personnel
The increase was driven primarily by seasonal recruitment in fixed income, equity and investment banking. Subsequent to 3Q07, as part of our year-end review process, we selectively reduced headcount in certain businesses to reflect the market conditions.

Fair value of financial instruments

Fair value is considered the most relevant measurement for financial instruments as it provides more transparency than a historical cost-based measurement. We have elected to fair value certain assets and liabilities in line with how we manage our business. As of the end of 3Q07, approximately 61% and 42% of our total assets and total liabilities, respectively, were measured at fair value. Fair value also provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions.

Recently released accounting guidance provides a consistent framework for determining fair value. Assets and liabilities which are fair valued are classified for disclosure purposes in three levels. Level 1: instruments with quoted prices in active markets for identical assets or liabilities. Level 2: instruments with quoted prices in inactive markets and instruments valued using models with significant observable inputs. Level 3: instruments valued using models with significant unobservable inputs. The determination of fair value of level 3 instruments requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. For further information on the fair value of financial instruments, refer to “Note 21 – Fair value of financial instruments in the Notes to the Condensed Consolidated Financial Statements - unaudited” in the Credit Suisse Financial Statements 3Q07.

In our trading operations, front-office personnel are responsible for marking their positions on a daily basis, with price testing and verification performed by a separate back-office function (Product Control department), which reports directly into the Chief Financial Officer. Control processes are applied to ensure that the reported fair values, including those derived from models, are appropriate and determined on a reasonable basis. These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior Product Control management and personnel with relevant expertise who are independent of the trading functions.

There are over 1,000 employees performing fair value-related verification and reporting throughout Credit Suisse. Within the Product Control department, the Valuation Risk Group, which includes approximately 100 specialists around the world, reviews the value of financial products and sets valuation policies for the front office. Their primary function is to ensure independent expert validation of Credit Suisse’s valuations. They review and refine the mathematical models used to calculate the value of Credit Suisse’s complex products, which are developed by the front office in conjunction with the Risk Measurement and Management department and the Product Control department. In order to do this, they compare model results to market prices of comparable instruments and refine the models accordingly.

In 3Q07, the liquidity squeeze and the lack of trading activity in some markets led to the dislocation, or even disappearance, of market prices or other observable pricing data. This contributed to an increase in level 3 assets in 3Q07. As of the end of 3Q07, 6% of our total assets were recorded in level 3 compared to 5% as of the end of 2Q07.

Private Banking
In 3Q07, we experienced challenging conditions in financial markets resulting in cautious investor behavior. However, our strong market position and the overall healthy global economy provided opportunities for continued profitable growth. Income from continuing operations before taxes was CHF 1,289 million, up CHF 267 million, or 26%, from 3Q06.

Results

			in / end of		% change		in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Statements of income (CHF million)

Net revenues	3,325	3,353	2,682	(1)	24	10,044	8,705	15

Provision for credit losses	(17)	(29)	(19)	(41)	(11)	(53)	(32)	66

Compensation and benefits	1,152	1,127	910	2	27	3,431	3,001	14

General and administrative expenses	673	660	601	2	12	1,902	1,746	9

Commission expenses	228	214	168	7	36	655	537	22

Total other operating expenses	901	874	769	3	17	2,557	2,283	12

Total operating expenses	2,053	2,001	1,679	3	22	5,988	5,284	13

Income from continuing operations before taxes	1,289	1,381	1,022	(7)	26	4,109	3,453	19

Statement of income metrics (%)

Compensation/revenue ratio	34.6	33.6	33.9	–	–	34.2	34.5	–

Non-compensation/revenue ratio	27.1	26.1	28.7	–	–	25.5	26.2	–

Cost/income ratio	61.7	59.7	62.6	–	–	59.6	60.7	–

Pre-tax income margin	38.8	41.2	38.1	–	–	40.9	39.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,694	4,546	5,055	3	(7)	4,626	5,295	(13)

Pre-tax return on average utilized economic capital (%)[1]	110.7	122.5	82.5	–	–	119.3	88.5	–

Net revenue detail (CHF million)

Net interest income	1,224	1,160	1,009	6	21	3,558	3,025	18

Total non-interest income	2,101	2,193	1,673	(4)	26	6,486	5,680	14

Net revenues	3,325	3,353	2,682	(1)	24	10,044	8,705	15

Balance sheet statistics (CHF million)

Total assets	370,724	359,903	320,906	3	16	370,724	320,906	16

Net loans	173,349	173,614	163,520	0	6	173,349	163,520	6

Goodwill	794	797	792	0	0	794	792	0

Number of employees (full-time equivalents)

Number of employees	22,800	22,400	22,000	2	4	22,800	22,000	4

1 Calculated using a return excluding interest costs for allocated goodwill.

During 3Q07, we continued to profitably grow our business in a more challenging operating environment with continued investment in top talent and additional international offices. We strengthened teams in our key markets, enhanced our operating platform and fostered product innovation. Income from continuing operations before taxes was CHF 1,289 million, up CHF 267 million, or 26%, compared to 3Q06. Net revenues were CHF 3,325 million, up CHF 643 million, or 24%. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreasing asset margins, still faced with ongoing competitive pressure. Total non-interest income grew as a result of the increase in our assets under management, particularly managed assets, and higher brokerage and product issuing fees, supported by higher levels of client activity. Provision for credit losses resulted in net releases of CHF 17 million, compared to net releases of CHF 19 million in 3Q06. Total operating expenses were CHF 2,053 million, up CHF 374 million, or 22%, compared to 3Q06. This increase was mainly driven by higher compensation reflecting the improved results, the low level of performance-related compensation accruals in 3Q06 and the international expansion in our Wealth Management business, higher commission expenses and expenses related to the minority interests of a consolidated joint venture in our Corporate & Retail Banking business.

Assets under management as of the end of 3Q07 were CHF 991.7 billion, CHF 87.5 billion, or 9.7%, higher than as of the end of 3Q06, benefiting mainly from market performance and continued success in asset gathering over the last four quarters. Net new assets were CHF 12.1 billion in 3Q07, up from CHF 11.1 billion in 3Q06, with Wealth Management contributing CHF 9.7 billion and Corporate & Retail Banking contributing CHF 2.4 billion.

Compared to 2Q07, income from continuing operations before taxes was down CHF 92 million, or 7%, with stable net revenues and slightly higher expenses. Higher net interest income mainly reflected lower funding costs. Total non-interest income declined CHF 92 million, or 4%. Total operating expenses were up CHF 52 million, or 3%.

Wealth Management
During 3Q07, we delivered profitable growth despite challenging markets. We continued to expand the business and made good progress in strengthening our franchise in key markets. Income from continuing operations before taxes was CHF 900 million, up CHF 216 million, or 32%, from 3Q06.

Results

			in / end of		% change		in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Statements of income (CHF million)

Net revenues	2,344	2,384	1,843	(2)	27	7,107	6,104	16

Provision for credit losses	(1)	(1)	(2)	0	(50)	1	(2)	–

Compensation and benefits	812	788	629	3	29	2,399	2,066	16

General and administrative expenses	437	415	395	5	11	1,257	1,168	8

Commission expenses	196	181	137	8	43	561	446	26

Total other operating expenses	633	596	532	6	19	1,818	1,614	13

Total operating expenses	1,445	1,384	1,161	4	24	4,217	3,680	15

Income from continuing operations before taxes	900	1,001	684	(10)	32	2,889	2,426	19

Statement of income metrics (%)

Compensation/revenue ratio	34.6	33.1	34.1	–	–	33.8	33.8	–

Non-compensation/revenue ratio	27.0	25.0	28.9	–	–	25.6	26.4	–

Cost/income ratio	61.6	58.1	63.0	–	–	59.3	60.3	–

Pre-tax income margin	38.4	42.0	37.1	–	–	40.7	39.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,664	1,542	1,561	8	7	1,552	1,778	(13)

Pre-tax return on average utilized economic capital (%)[1]	218.8	262.3	180.2	–	–	250.8	186.2	–

Balance sheet statistics (CHF million)

Total assets	261,277	251,666	210,941	4	24	261,277	210,941	24

Net loans	76,093	76,844	69,182	(1)	10	76,093	69,182	10

Goodwill	613	616	611	0	0	613	611	0

Number of employees (full-time equivalents)

Number of employees	13,900	13,600	13,200	2	5	13,900	13,200	5

Number of relationship managers

Number of relationship managers	3,010	2,920	2,780	3	8	3,010	2,780	8

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net revenue detail (CHF million)

Net interest income	637	582	453	9	41	1,803	1,428	26

Total non-interest income	1,707	1,802	1,390	(5)	23	5,304	4,676	13

Net revenues	2,344	2,384	1,843	(2)	27	7,107	6,104	16

Net revenue detail (CHF million)

Recurring	1,639	1,517	1,268	8	29	4,673	3,854	21

Transaction-based	705	867	575	(19)	23	2,434	2,250	8

Net revenues	2,344	2,384	1,843	(2)	27	7,107	6,104	16

Gross and net margin on assets under management (bp)

Recurring	78	72	69	–	–	76	71	–

Transaction-based	34	41	32	–	–	39	42	–

Gross margin	112	113	101	–	–	115	113	–

Net margin (pre-tax)	43	48	37	–	–	47	45	–

Operating environment
Our operating environment during 3Q07 proved challenging due to significant market volatility. However, the robust global economy provided opportunities for our clients. Client activity was relatively strong until mid-August despite the summer slowdown, followed by lower activity until mid-September and a recovery in the last two weeks of September. Compared to 3Q06, we experienced a strong increase in stock exchange volumes. Increased risk aversion kept client activity at a relatively high level, as investors looked to move assets into lower risk investment products, most notably from equities into fixed income and money markets. Sales volumes of investment products were higher versus 3Q06, but below the high levels achieved in 2Q07. Our business environment remained robust on a global level, benefiting from the continued growth in the number of high-net-worth individuals, particularly in Europe and Asia, supporting the growth in assets under management as well as higher recurring and transaction-based revenues from 3Q06.

Results summary
In 3Q07, income from continuing operations before taxes was CHF 900 million, up CHF 216 million, or 32%, compared to 3Q06. Net revenues were CHF 2,344 million, up CHF 501 million, or 27%, driven by strong improvement in both recurring and transaction-based revenues. Recurring revenues, which represented 70% of net revenues, increased CHF 371 million, or 29%, reflecting higher net interest income, mainly from lower funding costs, and higher liability volumes and margins, as well as higher commissions and fees, particularly from managed assets. Transaction-based revenues increased CHF 130 million, or 23%, reflecting mainly higher brokerage and product issuing fees. Total operating expenses were CHF 1,445 million, up CHF 284 million, or 24%. The 29% increase in compensation and benefits was due to the ongoing strategic investment in the global franchise and higher performance-related compensation reflecting the improved results and the low level of performance-related compensation accruals in 3Q06. Total other operating expenses grew 19%, driven by higher commission expenses and higher general and administrative expenses, primarily related to international expansion in growth markets and strategic projects. Net new assets were CHF 9.7 billion, primarily from Europe and Switzerland. Assets under management as of the end of 3Q07 were CHF 834.7 billion, up 10.8% from the end of 3Q06, benefiting from the market performance and continued successes in asset gathering over the last four quarters. Assets under management reflected a reduction of CHF 21.6 billion of corporate cash now reported only in client assets.

Compared to 2Q07, income from continuing operations before taxes was down CHF 101 million, or 10%. Net revenues decreased slightly, as lower transaction-based revenues were mostly offset by higher recurring revenues. Total operating expenses increased CHF 61 million, or 4%, reflecting both higher compensation and related benefits, as well as higher other expenses related to the international expansion.

We performed well in 3Q07, delivering profitable growth in a challenging operating environment. We see more potential for future profitable growth as we stay focused on strengthening our global franchise and realizing further operating efficiencies.

Assets under management

				in / end of		% change			in / end of	% change

	3Q07		2Q07	3Q06	QoQ	YoY	9M07		9M06	YoY

Assets under management (CHF billion)

Assets under management	834.7		860.5	753.2	(3.0)	10.8	834.7		753.2	10.8

of which discretionary assets	189.6		193.9	173.8	(2.2)	9.1	189.6		173.8	9.1

of which advisory assets	645.1		666.6	579.4	(3.2)	11.3	645.1		579.4	11.3

Growth in assets under management (CHF billion)

Net new assets	9.7		13.3	10.9	–	–	38.2		41.9	–

Market movements and investment performance	2.2		27.1	17.1	–	–	42.6		23.1	–

Currency	(16.1)		6.3	11.0	–	–	(7.6)		(4.3)	–

Other	(21.6)	[1]	(1.0)	0.1	–	–	(22.7)	[1]	(0.8)	–

Total other effects	(35.5)		32.4	28.2	–	–	12.3		18.0	–

Growth in assets under management	(25.8)		45.7	39.1	–	–	50.5		59.9	–

Growth in assets under management (%)

Net new assets	4.5		6.5	6.1	–	–	6.5		8.1	–

Total other effects	(16.5)	[1]	15.9	15.8	–	–	2.1	[1]	3.5	–

Growth in assets under management	(12.0)		22.4	21.9	–	–	8.6		11.6	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.2		6.7	7.2	–	–	–		–	–

Total other effects	4.6	[1]	13.8	4.7	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	10.8		20.5	11.9	–	–	–		–	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term target is a pre-tax income margin above 40.0%. In 3Q07, the pre-tax income margin was 38.4%, up 1.3 percentage points from 3Q06 and down 3.6 percentage points from 2Q07. The 9M07 pre-tax income margin was 40.7%, compared to 39.7% for 9M06.

Net new asset growth rate (KPI)
Our mid-term target is a growth rate over 6.0%. We achieved a rolling four-quarter average growth rate of 6.2% and an annualized growth rate of 4.5% in 3Q07.

Gross margin
Our gross margin was 112 basis points, up 11 basis points, compared to 3Q06. The recurring margin increased by nine basis points. This improvement was mainly due to higher net interest income, particularly from lower funding costs, and higher commissions and fees from managed assets. The transaction-based margin increased two basis points, mainly due to higher brokerage and product issuing fees. Compared to 2Q07, the gross margin was flat. Higher recurring revenues, mainly from net interest income, particularly from lower funding costs, were offset by lower transaction-based revenues. The 9M07 gross margin was 115 basis points, compared to 113 basis points in 9M06.

Initiatives and achievements
During 3Q07, we continued to drive growth, strengthen our product and service offering and improve the efficiency of our operating infrastructure. In addition to the three new offices opened during 6M07, we opened offices in Panama and in Philadelphia, Pennsylvania (US). Further, we announced the opening of a new office in Northbrook, Illinois (US).

Together with Asset Management, we continued to promote products related to our total return strategy to offer clients investment opportunities independent of market cycles.
For ultra-high-net-worth individuals, we broadened our product offerings to capture the growing business opportunities in Islamic markets, offering structuring and advice on Sharia-compliant lending and investing.

Clariden Leu completed its merger process with the successful migration to the information technology platform of Credit Suisse. We opened our Center of Excellence in Wroclaw, Poland, which is largely dedicated to supporting Private Banking operations.

Results detail
The following provides a comparison of our 3Q07 results versus 3Q06 (YoY) and versus 2Q07 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees related to assets under management and assets under custody, as well as fees for general banking products and services.

YoY: Up 29% from CHF 1,268 million to CHF 1,639 million
The increase was driven by higher net interest income, mainly from lower funding costs and higher liability volumes and margins, and higher commissions and fees from the strong growth in assets under management, particularly managed assets.

QoQ: Up 8% from CHF 1,517 million to CHF 1,639 million
The increase was due mainly to higher net interest income, largely from lower funding costs, and higher commissions and fees.
Transaction-based
Transaction-based revenues arise primarily from brokerage fees, product issuing fees, client foreign exchange income and other transaction-based income.
YoY: Up 23% from CHF 575 million to CHF 705 million
The increase was mainly driven by higher brokerage fees. In addition, product issuing fees and client foreign exchange income were higher.
QoQ: Down 19% from CHF 867 million to CHF 705 million
The decrease was mainly due to lower brokerage and product issuing fees, which were adversely impacted by the summer slowdown, and lower revenues in the US, reflecting the market conditions.
Provision for credit losses
YoY: From CHF (2) million to CHF (1) million
Provision for credit losses was stable.
QoQ: From CHF (1) million to CHF (1) million
Provision for credit losses was stable.
Operating expenses
Compensation and benefits
YoY: Up 29% from CHF 629 million to CHF 812 million
The increase reflected the growth in headcount, particularly strategic hiring made in the front office and key appointments due to our international expansion, as well as higher salaries and related benefits. In addition, performance-related compensation was higher, reflecting the improved results and a low level of performance-related compensation accruals in 3Q06.

QoQ: Up 3% from CHF 788 million to CHF 812 million
The increase in costs was mainly due to growth in headcount and international expansion.
General and administrative expenses
YoY: Up 11% from CHF 395 million to CHF 437 million
The increase mainly reflected higher front and back office infrastructure costs due to the international expansion, strategic projects and higher sales activities.
QoQ: Up 5% from CHF 415 million to CHF 437 million
The increase mainly reflected higher front and back office infrastructure costs due to the international expansion.
Commission expenses
YoY: Up 43% from CHF 137 million to CHF 196 million
The increase was mainly related to higher commission and fees from brokerage volumes and product issuances, as well as higher asset-based commission and fees.
QoQ: Up 8% from CHF 181 million to CHF 196 million
The increase reflected changes of the underlying commission and fee flow.
Personnel
During 3Q07, we strengthened our teams in Asia, Latin America, the Middle East (based in Zurich and Dubai) and Eastern Europe. As of the end of 3Q07, we had 3,010 relationship managers, an increase of 230 from the end of 3Q06, and of 90 since the end of 2Q07, primarily in Asia and Europe.

Expanding into middle market coverage and execution

The middle market (entrepreneurs and their businesses ranging from small and mid-sized companies to publicly listed mid-caps) has become an increasingly important strategic segment for our integrated bank. The impending wave of generational wealth transfer in our core markets is creating an unprecedented source of assets for Wealth Management. At the same time, the financial sophistication of smaller corporates is growing, raising the standard of how an integrated bank should be servicing this client segment.

A year ago, a project team began to define the approach that would allow us to improve our integrated footprint in the middle market in Europe. Both the coverage and execution aspects were addressed and a fully integrated middle market offering was developed, based on our know-how from our successful corporate banking business in Switzerland and leveraging the resources of Investment Banking and Private Banking. Within Wealth Management, we successfully set up a team of dedicated corporate advisors working closely with the relationship managers to accommodate the needs of entrepreneurs. This may include close cooperation with Investment Banking and solution specialists.

In Germany, a dedicated corporate finance desk was set up as a pilot, primarily focusing on executing transactions with entrepreneurs, in particular mergers and acquisitions sales mandates of privately held companies. The team was set up locally to ensure maximum proximity to the client and to the coverage teams, but remains closely integrated and aligned with our corporate finance teams in Investment Banking to ensure quality of execution.

In Investment Banking, a dedicated coverage team focusing on the larger middle market corporates was also established. The objective of this team is two-fold: first, provide to the larger and also increasingly sophisticated middle market corporates the same level of coverage quality as expected with large cap clients and second, deliver a comprehensive understanding of all available funding, financing and mergers and acquisitions solutions from a broad-based multi-product platform.

During the last few months, we introduced our integrated middle market model to a further three western European pilot markets. In Germany we have originated a pipeline of more than 30 transactions with the corporate advisory team, with twelve active or completed referrals to Investment Banking. For example, a German Private Banking client sought advice on the sale of shares in a small private company. The assessment of his needs along with the involvement of a global industry group from Investment Banking led to a much wider advisory role for Credit Suisse with the client’s group of companies. Opportunities like this not only generate trade sales and IPOs but also create wider corporate relationships with the potential larger companies of the future.

We plan to expand our model to other regions. The approach enables us to successfully leverage our leading edge competencies, offering the whole range of corporate finance, wealth management and succession planning services to our clients. We believe that our middle market initiative will further differentiate us from our competition and truly capture the potential of our integrated bank.

Corporate & Retail Banking
Sound economic fundamentals provided a continued positive operating environment in Switzerland and supported growth for the business. We recorded income from continuing operations before taxes of CHF 389 million, up CHF 51 million, or 15%, compared to 3Q06.

Results

			in / end of		% change		in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Statements of income (CHF million)

Net revenues	981	969	839	1	17	2,937	2,601	13

Provision for credit losses	(16)	(28)	(17)	(43)	(6)	(54)	(30)	80

Compensation and benefits	340	339	281	0	21	1,032	935	10

General and administrative expenses	236	245	206	(4)	15	645	578	12

Commission expenses	32	33	31	(3)	3	94	91	3

Total other operating expenses	268	278	237	(4)	13	739	669	10

Total operating expenses	608	617	518	(1)	17	1,771	1,604	10

Income from continuing operations before taxes	389	380	338	2	15	1,220	1,027	19

Statement of income metrics (%)

Compensation/revenue ratio	34.7	35.0	33.5	–	–	35.1	35.9	–

Non-compensation/revenue ratio	27.3	28.7	28.2	–	–	25.2	25.7	–

Cost/income ratio	62.0	63.7	61.7	–	–	60.3	61.7	–

Pre-tax income margin	39.7	39.2	40.3	–	–	41.5	39.5	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,030	3,004	3,494	1	(13)	3,074	3,517	(13)

Pre-tax return on average utilized economic capital (%)[1]	51.3	50.7	38.8	–	–	53.0	39.0	–

Balance sheet statistics (CHF million)

Total assets	109,447	108,237	109,965	1	0	109,447	109,965	0

Net loans	97,256	96,770	94,338	1	3	97,256	94,338	3

Goodwill	181	181	181	0	0	181	181	0

Number of employees (full-time equivalents)

Number of employees	8,900	8,800	8,800	1	1	8,900	8,800	1

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net revenue detail (CHF million)

Net interest income	587	578	556	2	6	1,755	1,597	10

Total non-interest income	394	391	283	1	39	1,182	1,004	18

Net revenues	981	969	839	1	17	2,937	2,601	13

Number of branches

Number of branches	216	216	215	0	0	216	215	0

Operating environment
Switzerland’s economy remained robust, supported by sound economic fundamentals. The Swiss corporate and retail banking market was largely unaffected by the recent challenges in credit and money markets. The Swiss National Bank increased key interest rates in 3Q07 to address potential inflationary pressures. Our business was stable and benefited from a continued favorable credit environment in Switzerland, reflected in low levels of new provisions. Despite increased market competition, we have maintained a disciplined approach to credit risk taking.

Results summary
In 3Q07, income from continuing operations before taxes was CHF 389 million, up CHF 51 million, or 15%, compared to 3Q06. Net revenues were CHF 981 million, up CHF 142 million, or 17%. Net interest income benefited mainly from lower funding costs and higher liability volumes and margins, partially offset by lower asset margins, impacted by the ongoing competitive pressure. Total non-interest income was higher, mainly due to an increase in commissions and fees, primarily related to the minority interests of a consolidated joint venture. Provision for credit losses resulted in net releases of CHF 16 million, compared to net releases of CHF 17 million in 3Q06. Total operating expenses were CHF 608 million, up CHF 90 million, or 17%. Compensation and benefits increased CHF 59 million, or 21%, mainly due to an increase in headcount, salaries and benefits, as well as higher performance-related compensation due to low performance-related compensation accruals in 3Q06. Total other operating expenses increased CHF 31 million, or 13%, mainly due to higher expenses related to the minority interests of a consolidated joint venture. Net new assets were CHF 2.4 billion, mainly benefiting from inflows in the institutional pension fund business.

Compared to 2Q07, income from continuing operations before taxes was stable. Net revenues were slightly up, while total operating expenses were slightly down.
Overall, the underlying business remained solid, reflecting the strong economy and the favorable credit environment in Switzerland.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin above 40.0%. In 3Q07, our pre-tax income margin was 39.7%, compared to 40.3% in 3Q06 and 39.2% in 2Q07. The 9M07 pre-tax income margin was 41.5%, compared to 39.5% in 9M06.

Cost/income ratio
In 3Q07, the cost/income ratio was 62.0%, compared to 61.7% in 3Q06 and 63.7% in 2Q07. The 9M07 cost/income ratio was 60.3%, compared to 61.7% in 9M06.
Pre-tax return on average utilized economic capital
In 3Q07, the pre-tax return on average utilized economic capital was 51.3%, compared to 38.8% in 3Q06 and 50.7% in 2Q07. The 9M07 pre-tax return on average utilized economic capital was 53.0%, compared to 39.0% in 9M06.

Initiatives and achievements
We implemented our initiative on derivative solutions for mid-cap corporates to provide Swiss clients with specific derivative solutions.
In July, we launched the “stage of life” concept as part of the Client Centricity program for retail clients. About 2,000 front office employees, including 700 relationship managers, were trained to apply the enhanced advisory process and provide solutions in all five life stages. The launch was supported by a new marketing campaign.

Credit Suisse was named “Best Bank in Switzerland” in Euromoney’s annual Awards of Excellence feature.
Results detail
The following provides a comparison of our 3Q07 results versus 3Q06 (YoY) and versus 2Q07 (QoQ).
Net revenues
Net interest income
YoY: Up 6% from CHF 556 million to CHF 587 million
The increase was mainly due to lower funding costs and higher liability volumes and margins, partially offset by lower asset margins, impacted by the ongoing competitive pressure.
QoQ: Up 2% from CHF 578 million to CHF 587 million
The increase was mainly due to lower funding costs.
Total non-interest income
YoY: Up 39% from CHF 283 million to CHF 394 million
The increase was mainly due to higher asset-based commissions and fees, primarily from income related to minority interests of a consolidated joint venture, and higher brokerage and product issuing fees.

QoQ: Up 1% from CHF 391 million to CHF 394 million
An increase in other revenues was partly offset by lower brokerage and product issuing fees.
Provision for credit losses
YoY: From CHF (17) million to CHF (16) million
With the continued favorable credit environment, we benefited from net releases in 3Q07.
QoQ: From CHF (28) million to CHF (16) million
With the continued favorable credit environment, we benefited from net releases in 3Q07.
Operating expenses
Compensation and benefits
YoY: Up 21% from CHF 281 million to CHF 340 million
The increase was driven by higher personnel costs related to increased headcount and higher salaries and related benefits. In addition, performance-related compensation was higher, reflecting the low level of performance-related compensation accruals in 3Q06.

QoQ: Flat at CHF 340 million
Lower performance-related compensation was offset by increases in salaries and related benefits.
General and administrative expenses
YoY: Up 15% from CHF 206 million to CHF 236 million
Higher costs were due to increased expenses related to minority interests of a consolidated joint venture. Excluding this, general and administrative expenses were stable, reflecting our continued focus on cost management.

QoQ: Down 4% from CHF 245 million to CHF 236 million
The decrease reflected our continued focus on cost management.
Commission expenses
YoY: Up 3% from CHF 31 million to CHF 32 million
Commission expenses were stable.
QoQ: Down 3% from CHF 33 million to CHF 32 million
Commission expenses were stable.

Asset Management
Challenging financial markets impacted our business in 3Q07. Income from continuing operations before taxes was CHF 45 million. Assets under management declined to CHF 714.1 billion, reflecting net new asset outflows, mainly from money market assets. However, we strengthened our asset-based fees with continued inflows in balanced assets and alternative investments and expanded the geographic diversification of our private equity business.

Results

				in / end of		% change			in / end of	% change

	3Q07		2Q07	3Q06	QoQ	YoY	9M07		9M06	YoY

Statements of income (CHF million)

Net revenues	594	[1]	853	692	(30)	(14)	2,223	[1]	2,123	5

Provision for credit losses	0		0	(1)	–	100	0		0	–

Compensation and benefits[2]	287		314	286	(9)	0	897		802	12

General and administrative expenses[3]	167		135	154	24	8	424		642	(34)

Commission expenses	95		105	95	(10)	0	301		260	16

Total other operating expenses	262		240	249	9	5	725		902	(20)

Total operating expenses	549		554	535	(1)	3	1,622		1,704	(5)

Income from continuing operations before taxes	45		299	158	(85)	(72)	601		419	43

Statement of income metrics (%)

Compensation/revenue ratio	48.3		36.8	41.3	–	–	40.4		37.8	–

Non-compensation/revenue ratio	44.1		28.1	36.0	–	–	32.6		42.5	–

Cost/income ratio	92.4		64.9	77.3	–	–	73.0		80.3	–

Pre-tax income margin	7.6		35.1	22.8	–	–	27.0		19.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,689		1,518	1,544	11	9	1,590		1,477	8

Pre-tax return on average utilized economic capital (%)[4]	13.9		82.3	48.2	–	–	53.8		45.3	–

Balance sheet statistics (CHF million)

Total assets	32,457		23,929	19,601	36	66	32,457		19,601	66

Goodwill	2,332		2,439	2,473	(4)	(6)	2,332		2,473	(6)

Number of employees (full-time equivalents)

Number of employees	3,400		3,300	3,500	3	(3)	3,400		3,500	(3)

1 Includes fair value reductions of CHF 146 million on securities purchased from our money market funds. 2 Includes CHF 22 million and CHF 33 million of severance costs in 3Q06 and 9M06, respectively, relating to the realignment. 3 Includes CHF 18 million and CHF 32 million of professional fees in 3Q06 and 9M06, respectively, and CHF 127 million of intangible asset impairments in 9M06, relating to the realignment. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in / end of		% change			in / end of	% change

	3Q07		2Q07	3Q06	QoQ	YoY	9M07		9M06	YoY

Net revenue detail (CHF million)

Fixed income and money market	103		98	83	5	24	294		246	20

Equity	85		108	100	(21)	(15)	302		325	(7)

Balanced	186		189	170	(2)	9	561		493	14

Private equity[1]	91		70	58	30	57	211		156	35

Diversified strategies[2]	89		95	80	(6)	11	261		197	32

Fund and alternative solutions[3]	87		82	81	6	7	254		249	2

Alternative investments	267		247	219	8	22	726		602	21

Other	(106)	[4]	22	31	–	–	(36)	[4]	47	–

Net revenues before private equity and other investment-related gains	535		664	603	(19)	(11)	1,847		1,713	8

Private equity and other investment-related gains	59		189	89	(69)	(34)	376		410	(8)

Net revenues	594		853	692	(30)	(14)	2,223		2,123	5

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains	29		36	38	–	–	34		37	–

Gross margin on private equity and other investment-related gains	3		11	5	–	–	7		9	–

Gross margin	32		47	43	–	–	41		46	–

Net margin (pre-tax)	2		16	10	–	–	11		9	–

1 Includes private equity fees and commissions and alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes fair value reductions of CHF 146 million on securities purchased from our money market funds.

Operating environment
In 3Q07, we observed increased risk aversion of clients due to the challenging financial markets. Market conditions adversely impacted our overall results, primarily in three areas: the repositioning of certain of our US money market funds; lower realized and unrealized investment-related gains in our US private equity business; and outflows in money market assets.

Increased market volatility provided a more challenging environment for equity investors, but we had good flows into equity products from our joint ventures and strategic alliances in emerging markets in Asia. Our strategy of geographic diversification in private equity has made this business less dependent on the US private equity cycle, and we saw investment-related gains pick up in the other regions from recently launched global initiatives.

Results summary
In 3Q07, income from continuing operations before taxes was CHF 45 million, down CHF 113 million, or 72%, compared to 3Q06, mainly due to fair value reductions on securities we purchased from our money market funds and lower private equity and other investment-related gains.

We took steps to reposition certain of our US money market funds by purchasing securities from these funds, including asset-backed commercial paper and notes issued by structured investment and CDO vehicles. We recorded fair value reductions of CHF 146 million on these securities in 3Q07. We purchased these securities to address liquidity concerns caused by the US market's extreme conditions.

Net revenues were CHF 594 million, down CHF 98 million, or 14%, compared to 3Q06, mainly reflecting the fair value reductions on the securities we purchased from our money market funds, offset in part by lower funding costs. Net revenues before private equity and other investment-related gains were CHF 535 million, a decrease of CHF 68 million, or 11%, compared to 3Q06. Excluding the CHF 146 million of fair value reductions, net revenues before private equity and other investment-related gains were CHF 681 million, up CHF 78 million, or 13%. Asset management and administrative fees continued to be strong, reflecting the growth in assets under management, particularly in higher-margin balanced assets and alternative investments. Private equity commission income was solid, reflecting the strength of our private equity franchise. Private equity and other investment-related gains were CHF 59 million, down CHF 30 million, or 34%, compared to 3Q06, primarily reflecting the market dislocation in the US. Total operating expenses were CHF 549 million, up CHF 14 million, or 3%, compared to 3Q06.

Compared to 2Q07, income from continuing operations before taxes was down CHF 254 million, or 85%, net revenues were down CHF 259 million, or 30%, and total operating expenses were down CHF 5 million, or 1%.

Assets under management were CHF 714.1 billion as of the end of 3Q07, down from CHF 749.6 billion as of the end of 2Q07, reflecting the market conditions and outflows primarily in money market assets. We had net new asset outflows of CHF 20.9 billion, and market and foreign exchange-related movements resulted in a decrease of CHF 13.7 billion. Net new assets included outflows of CHF 27.3 billion in money market assets and CHF 0.8 billion in equity assets, offset in part by inflows of CHF 3.5 billion in balanced assets, CHF 2.0 billion in alternative investments and CHF 1.7 billion in fixed income assets.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin of above 35.0%. In 3Q07, the pre-tax income margin was 7.6% compared to 22.8% in 3Q06 and 35.1% in 2Q07. The 9M07 pre-tax income margin was 27.0% compared to 19.7% for 9M06.

Net new asset growth rate
In 3Q07, the annualized growth rate decreased to (11.2)% from 13.8% in 3Q06 and 11.5% in 2Q07. The rolling four-quarter average growth rate decreased to 3.9% in 3Q07 compared to 9.9% in 3Q06 and 11.0% in 2Q07.

Gross margin
The gross margin on assets under management was 32 basis points in 3Q07 compared to 43 basis points in 3Q06. The gross margin on assets under management before private equity and other investment-related gains was 29 basis points in 3Q07 compared to 38 basis points in 3Q06. Excluding the CHF 146 million of fair value reductions, the gross margin on assets under management before private equity and other investment-related gains was 37 basis points in 3Q07. The 9M07 gross margin before private equity and other investment-related gains was 34 basis points compared to 37 basis points for 9M06. Excluding the CHF 146 million of fair value reductions, the gross margin on assets under management before private equity and other investment-related gains was 37 basis points for 9M07.

Initiatives and achievements
In 3Q07, we continued to implement our strategy of further developing our product capabilities, with a focus on alternative investments, and launched a variety of innovative products resulting in several mandates from existing and new clients. Furthermore, we expanded our global activities through our joint ventures and strategic alliances.

In our alternative investments business, we continued to geographically diversify our private equity franchise by further expanding into regions such as China, India and Latin America. With our private equity joint venture in China, we partnered with Investment Banking to take E-House (China) Holdings Ltd., a Chinese real estate broker and one of our portfolio companies, public.

In our single manager hedge fund strategies, we launched a number of new products and continue to see strong momentum. For example, we launched three funds on our innovative new platform for Insurance-Linked Strategies. These funds invest directly in insurance and reinsurance risk and represent alpha returns with very limited correlation to financial markets. We also launched a small cap alpha opportunities hedge fund focusing on Europe.

Together with Private Banking, we launched a total return strategy initiative designed to produce positive returns for investors independent of market cycles.
In 3Q07, we announced an agreement with HOLT, Credit Suisse’s corporate performance and valuation advisory service. HOLT Investment Partners will leverage HOLT’s proprietary Cash Flow Return on Investment valuation methodology framework and brand in a variety of investment management products of Asset Management.

We announced a structural change within alternative investments in order to organize the business around two main clusters: illiquid alternatives, which includes investments such as private equity, real estate, credit products and certain hedge funds; and liquid alternatives, which includes multi-manager portfolios, hedge fund indices, quantitative strategies and several of our single strategy hedge fund activities.

Despite the difficult market conditions in 3Q07, we won a number of institutional mandates, including a US high-yield mandate of CHF 1 billion, which is expected to fund in 4Q07. In addition, we signed a strategic agreement with the National Pension Service of the Republic of Korea to manage assets and leverage Credit Suisse’s global integrated banking organization to provide risk management, governance, training and technology services. The initial term of this agreement is three years.

Assets under management

			in / end of		% change			in / end of	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07		9M06	YoY

Assets under management (CHF billion)

Fixed income and money market	210.9	241.4	212.5	(12.6)	(0.8)	210.9		212.5	(0.8)

Equity	43.8	46.5	47.8	(5.8)	(8.4)	43.8		47.8	(8.4)

Balanced	289.2	289.5	258.9	0.0	11.7	289.2		258.9	11.7

Private equity[1]	33.9	33.4	30.6	1.5	10.8	33.9		30.6	10.8

Diversified strategies[2]	62.7	64.6	45.8	(2.9)	36.9	62.7		45.8	36.9

Fund and alternative solutions[3]	64.5	66.2	58.9	(2.6)	9.5	64.5		58.9	9.5

Alternative investments	161.1	164.2	135.3	(1.9)	19.1	161.1		135.3	19.1

Other	9.1	8.0	5.1	13.8	78.4	9.1		5.1	78.4

Assets under management	714.1	749.6	659.6	(4.7)	8.3	714.1		659.6	8.3

of which discretionary assets	610.9	646.2	566.4	(5.5)	7.9	610.9		566.4	7.9

of which advisory assets	103.2	103.4	93.2	0.0	10.7	103.2		93.2	10.7

Growth in assets under management (CHF billion)

Net new assets	(20.9)	20.4	21.2	–	–	28.5		53.7	–

Acquisitions and divestitures	0.0	0.0	0.0	–	–	0.0		5.8	–

Market movements and investment performance	(7.0)	15.4	15.5	–	–	17.2		15.7	–

Currency	(6.7)	5.2	7.8	–	–	0.3		(4.9)	–

Other	(0.9)	0.0	(0.1)	–	–	(1.8)	[4]	(0.1)	–

Total other effects	(14.6)	20.6	23.2	–	–	15.7		16.5	–

Growth in assets under management	(35.5)	41.0	44.4	–	–	44.2		70.2	–

Growth in assets under management (%)

Net new assets	(11.2)	11.5	13.8	–	–	5.7		12.1	–

Total other effects	(7.8)	11.6	15.1	–	–	3.1	[4]	3.8	–

Growth in assets under management	(19.0)	23.1	28.9	–	–	8.8		15.9	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	3.9	11.0	9.9	–	–	–		–	–

Total other effects	4.4	10.8	13.8	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	8.3	21.8	23.7	–	–	–		–	–

Private equity investments (CHF billion)

Private equity investments	3.0	3.0	2.1	0.0	42.9	3.0		2.1	42.9

The classification of assets is based upon the classification of the fund manager.
1 Includes alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes outflows as a result of the sale of the insurance business.

Results detail
The following provides a comparison of our 3Q07 results versus 3Q06 (YoY) and versus 2Q07 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains include asset management fees, performance fees and fees from fund administration services provided to clients. Private equity and other investment-related gains include realized and unrealized gains and losses on investments and performance-related carried interest.

Fixed income and money market, equity, balanced and other
YoY: Down 30% from CHF 384 million to CHF 268 million
The decrease was mainly due to the fair value reductions on the securities we purchased from our money market funds and lower equity revenues, partially offset by increased balanced and fixed income and money market revenues, as well as lower funding costs. The increase in balanced revenues was primarily due to higher asset management and administrative fees in multi-asset class solutions, reflecting growth in balanced assets. Fixed income and money market revenues increased mainly due to improved margins. The lower equity revenues reflected outflows in equity assets over the last few quarters.

QoQ: Down 36% from CHF 417 million to CHF 268 million
The decrease was mainly due to the fair value reductions on the securities we purchased from our money market funds and lower equity revenues, partially offset by increased fixed income and money market revenues, as well as lower funding costs. The lower equity revenues reflected transfers of equity assets under management to other asset classes. Fixed income and money market revenues increased mainly due to improved margins.

Alternative investments
YoY: Up 22% from CHF 219 million to CHF 267 million
The increase was mainly due to higher revenues in private equity, primarily related to our joint ventures in China, as well as an increase in diversified strategies, mainly due to higher revenues in our real estate hedge fund and Leveraged Investment Group, offset in part by a decrease in the real estate business in Switzerland. Fund and alternative solutions also reflected an increase due to higher revenues in quantitative strategies, hedge funds, risk monitoring and single manager strategies, partially offset by a decrease in multi-manager strategies.

QoQ: Up 8% from CHF 247 million to CHF 267 million
The increase was mainly due to higher revenues in private equity, primarily related to our joint ventures in China. Fund and alternative solutions also reflected an increase due to higher revenues in offshore investments, single manager strategies and hedge funds, partially offset by a decrease in multi-manager strategies. These increases were partially offset by lower revenues in diversified strategies, primarily due to a decrease in the real estate business in Switzerland, offset in part by higher revenues in our real estate hedge fund.

Private equity and other investment-related gains
YoY: Down 34% from CHF 89 million to CHF 59 million
The decrease reflected the market dislocation in the US.
QoQ: Down 69% from CHF 189 million to CHF 59 million
The decrease reflected the market dislocation in the US and a higher level of gains in 2Q07.
Operating expenses
Compensation and benefits
YoY: Flat at CHF 287 million
Costs from the introduction of the Group-wide share-based compensation plan and our ongoing efforts to hire new investment talent and build product development and distribution capabilities were offset by the decrease in severance costs of CHF 22 million from the 3Q06 realignment and decreased performance-related compensation as a result of lower net revenues.

QoQ: Down 9% from CHF 314 million to CHF 287 million
The decrease was due to lower performance-related compensation as a result of lower net revenues, partially offset by an increase due to our ongoing efforts to hire new investment talent and build product development and distribution capabilities.

General and administrative expenses
YoY: Up 8% from CHF 154 million to CHF 167 million
The increase was mainly driven by higher professional fees for strategic projects, partially offset by the decrease in realignment expenses of CHF 18 million from 3Q06 and a decline in most other expense categories as a result of disciplined expense management.

QoQ: Up 24% from CHF 135 million to CHF 167 million
The increase was mainly driven by higher occupancy costs, professional fees and expense provisions, partially offset by lower travel and entertainment expenses.
Commission expenses
YoY: Flat at CHF 95 million
Commission expenses were flat as expenses from increased transaction activity relating to the overall growth in assets under management were offset by lower expenses relating to the decrease in equity assets under management.

QoQ: Down 10% from CHF 105 million to CHF 95 million
The decrease was primarily associated with decreased transactions related to lower assets under management.
Personnel
In 3Q07, headcount was up 100 from 2Q07 and down 100 from 3Q06. In 3Q07, we continued to hire investment talent and build product development and distribution capabilities. The decrease from 3Q06 was due to the realignment in 3Q06.

Overview of Results and Assets under Management
Results
The Results section shows the performance of our integrated banking organization at a glance.
Assets under Management
The Assets under Management section describes developments in net new assets, assets under management and client assets for our asset-gathering franchises.
Results

			Investment Banking									Private Banking			Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

						Wealth Management			Corporate & Retail Banking

in / end of period	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07		2Q07		3Q06	[2]	3Q07	2Q07	3Q06		3Q07	2Q07	3Q06

Statements of income (CHF million)

Net revenues	2,097	7,538	4,191	2,344	2,384	1,843	981	969	839	3,325	3,353	2,682	594	853	692	4		(41)		(129)		6,020	11,703	7,436		6,842	13,037	8,076

Provision for credit losses	20	9	(19)	(1)	(1)	(2)	(16)	(28)	(17)	(17)	(29)	(19)	0	0	(1)	1		0		(1)		4	(20)	(40)		4	(20)	(40)

Compensation and benefits	839	3,882	2,241	812	788	629	340	339	281	1,152	1,127	910	287	314	286	76		63		(10)		2,354	5,386	3,427		2,392	5,409	3,427

General and administrative expenses	864	803	875	437	415	395	236	245	206	673	660	601	167	135	154	8		11		16		1,712	1,609	1,646		1,743	1,619	1,656

Commission expenses	368	342	336	196	181	137	32	33	31	228	214	168	95	105	95	(24)		(19)		(26)		667	642	573		667	642	573

Total other operating expenses	1,232	1,145	1,211	633	596	532	268	278	237	901	874	769	262	240	249	(16)		(8)		(10)		2,379	2,251	2,219		2,410	2,261	2,229

Total operating expenses	2,071	5,027	3,452	1,445	1,384	1,161	608	617	518	2,053	2,001	1,679	549	554	535	60		55		(20)		4,733	7,637	5,646		4,802	7,670	5,656

Income from continuing operations before taxes	6	2,502	758	900	1,001	684	389	380	338	1,289	1,381	1,022	45	299	158	(57)		(96)		(108)		1,283	4,086	1,830		2,036	5,387	2,460

Income tax expense	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(32)	863	367		(32)	863	367

Minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		13	34	(5)		766	1,335	625

Income from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		1,302	3,189	1,468		1,302	3,189	1,468

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		0	0	424		0	0	424

Net income	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		1,302	3,189	1,892		1,302	3,189	1,892

Statement of income metrics (%)

Compensation/revenue ratio	40.0	51.5	53.5	34.6	33.1	34.1	34.7	35.0	33.5	34.6	33.6	33.9	48.3	36.8	41.3	–		–		–		39.1	46.0	46.1		35.0	41.5	42.4

Non-compensation/revenue ratio	58.8	15.2	28.9	27.0	25.0	28.9	27.3	28.7	28.2	27.1	26.1	28.7	44.1	28.1	36.0	–		–		–		39.5	19.2	29.8		35.2	17.3	27.6

Cost/income ratio	98.8	66.7	82.4	61.6	58.1	63.0	62.0	63.7	61.7	61.7	59.7	62.6	92.4	64.9	77.3	–		–		–		78.6	65.3	75.9		70.2	58.8	70.0

Pre-tax income margin	0.3	33.2	18.1	38.4	42.0	37.1	39.7	39.2	40.3	38.8	41.2	38.1	7.6	35.1	22.8	–		–		–		21.3	34.9	24.6		29.8	41.3	30.5

Tax rate	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(2.5)	21.1	20.1		(1.6)	16.0	14.9

Net income margin from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		21.6	27.2	19.7		19.0	24.5	18.2

Net income margin	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		21.6	27.2	25.4		19.0	24.5	23.4

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,111	18,486	17,849	1,664	1,542	1,561	3,030	3,004	3,494	4,694	4,546	5,055	1,689	1,518	1,544	803	[3]	1,229	[3]	1,675	[3]	26,277	25,749	25,841		26,277	25,749	25,841

Pre-tax return on average utilized economic capital (%)[4]	1.3	55.4	19.4	218.8	262.3	180.2	51.3	50.7	38.8	110.7	122.5	82.5	13.9	82.3	48.2	–		–		–		20.7	64.7	30.8		32.2	84.9	40.5

Post-tax return on average utilized economic capital from continuing operations (%)[4]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		20.8	50.5	24.6		20.8	50.5	24.6

Post-tax return on average utilized economic capital (%)[4]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		20.8	50.5	31.2		20.8	50.5	31.2

Balance sheet statistics (CHF million)

Total assets	1,156,573	1,204,397	1,084,666	261,277	251,666	210,941	109,447	108,237	109,965	370,724	359,903	320,906	32,457	23,929	19,601	(198,677)		(190,124)		32,116		1,361,077	1,398,105	1,457,289		1,376,442	1,415,174	1,473,113

Net loans	53,097	50,104	42,309	76,093	76,844	69,182	97,256	96,770	94,338	173,349	173,614	163,520	–	–	–	513		504		170		226,959	224,222	205,999		226,959	224,222	205,999

Goodwill	7,551	7,858	7,955	613	616	611	181	181	181	794	797	792	2,332	2,439	2,473	–		–		–		10,677	11,094	11,220		10,677	11,094	11,220

Number of employees (full-time equivalents)

Number of employees	20,300	19,300	18,600	13,900	13,600	13,200	8,900	8,800	8,800	22,800	22,400	22,000	3,400	3,300	3,500	700		600		600		47,200	45,600	44,700		47,200	45,600	44,700

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Balance sheet statistics include assets related to discontinued operations. 3 Includes diversification benefit. 4 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Group entity with a management mandate. Discretionary assets are reported in the segment in which the investment advice is provided, as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is deducted at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 3Q07, the Group’s assets under management amounted to CHF 1,571.3 billion, up CHF 130.0 billion, or 9.0%, compared to the end of 3Q06. Compared to the end of 2Q07, assets under management were down CHF 57.7 billion, or 3.5%, reflecting adverse foreign exchange rate movements, net new asset outflows in Asset Management and negative market movements. The reduction in Wealth Management assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets.

In Private Banking, assets under management were up CHF 87.5 billion, or 9.7%, compared to the end of 3Q06 and down CHF 24.5 billion, or 2.4%, compared to the end of 2Q07. In Asset Management, the increase was CHF 54.5 billion, or 8.3%, compared to the end of 3Q06 and down CHF 35.5 billion, or 4.7%, compared to the end of 2Q07.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

We recorded net new asset outflows of CHF 9.7 billion in 3Q07, primarily due to outflows of CHF 20.9 billion in Asset Management, mainly related to money market funds. Private Banking realized net new asset inflows of CHF 12.1 billion.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Assets under management (CHF billion)

Wealth Management	834.7	860.5	784.2	753.2	(3.0)	6.4	10.8

Corporate & Retail Banking	157.0	155.7	156.1	151.0	0.8	0.6	4.0

Private Banking	991.7	1,016.2	940.3	904.2	(2.4)	5.5	9.7

Asset Management	714.1	749.6	669.9	659.6	(4.7)	6.6	8.3

Assets managed on behalf of other segments	(134.5)	(136.8)	(125.1)	(122.5)	(1.7)	7.5	9.8

Assets under management	1,571.3	1,629.0	1,485.1	1,441.3	(3.5)	5.8	9.0

of which discretionary assets	701.4	737.2	656.2	646.5	(4.9)	6.9	8.5

of which advisory assets	869.9	891.8	828.9	794.8	(2.5)	4.9	9.4

Client assets (CHF billion)

Wealth Management	920.0	932.4	848.0	813.0	(1.3)	8.5	13.2

Corporate & Retail Banking	234.1	229.6	221.7	216.1	2.0	5.6	8.3

Private Banking	1,154.1	1,162.0	1,069.7	1,029.1	(0.7)	7.9	12.1

Asset Management	749.3	783.4	676.4	666.0	(4.4)	10.8	12.5

Assets managed on behalf of other segments	(134.5)	(136.8)	(125.1)	(122.5)	(1.7)	7.5	9.8

Client assets	1,768.9	1,808.6	1,621.0	1,572.6	(2.2)	9.1	12.5

Growth in assets under management

				in		% change			in	% change

	3Q07		2Q07	3Q06	QoQ	YoY	9M07		9M06	YoY

Growth in assets under management (CHF billion)

Wealth Management	9.7		13.3	10.9	–	–	38.2		41.9	–

Corporate & Retail Banking	2.4		(4.4)	0.2	–	–	1.2		0.6	–

Private Banking	12.1		8.9	11.1	–	–	39.4		42.5	–

Asset Management	(20.9)		20.4	21.2	–	–	28.5		53.7	–

Assets managed on behalf of other segments	(0.9)		(1.7)	(1.2)	–	–	(7.0)		(7.7)	–

Net new assets	(9.7)		27.6	31.1	–	–	60.9		88.5	–

Wealth Management	(35.5)	[1]	32.4	28.2	–	–	12.3	[1]	18.0	–

Corporate & Retail Banking	(1.1)		1.2	5.8	–	–	(0.3)		6.1	–

Private Banking	(36.6)		33.6	34.0	–	–	12.0		24.1	–

Asset Management	(14.6)		20.6	23.2	–	–	15.7	[2]	16.5	–

Assets managed on behalf of other segments	3.2		(4.3)	(4.7)	–	–	(2.4)		(7.2)	–

Other effects	(48.0)		49.9	52.5	–	–	25.3		33.4	–

Wealth Management	(25.8)		45.7	39.1	–	–	50.5		59.9	–

Corporate & Retail Banking	1.3		(3.2)	6.0	–	–	0.9		6.7	–

Private Banking	(24.5)		42.5	45.1	–	–	51.4		66.6	–

Asset Management	(35.5)		41.0	44.4	–	–	44.2		70.2	–

Assets managed on behalf of other segments	2.3		(6.0)	(5.9)	–	–	(9.4)		(14.9)	–

Growth in assets under management	(57.7)		77.5	83.6	–	–	86.2		121.9	–

Growth in assets under management (%)

Wealth Management	4.5		6.5	6.1	–	–	6.5		8.1	–

Corporate & Retail Banking	6.0		(11.1)	0.6	–	–	1.0		0.6	–

Private Banking	4.8		3.7	5.2	–	–	5.6		6.8	–

Asset Management	(11.2)		11.5	13.8	–	–	5.7		12.1	–

Assets managed on behalf of other segments	2.6		5.2	4.1	–	–	7.5		9.5	–

Net new assets	(2.4)		7.1	9.2	–	–	5.5		8.9	–

Wealth Management	(16.5)	[1]	15.9	15.8	–	–	2.1	[1]	3.5	–

Corporate & Retail Banking	(2.8)		3.0	16.0	–	–	(0.3)		5.6	–

Private Banking	(14.4)		13.8	15.8	–	–	1.7		3.8	–

Asset Management	(7.8)		11.6	15.1	–	–	3.1	[2]	3.8	–

Assets managed on behalf of other segments	(9.2)		13.1	16.1	–	–	2.6		8.9	–

Other effects	(11.8)		12.9	15.5	–	–	2.3		3.4	–

Wealth Management	(12.0)		22.4	21.9	–	–	8.6		11.6	–

Corporate & Retail Banking	3.2		(8.1)	16.6	–	–	0.7		6.2	–

Private Banking	(9.6)		17.5	21.0	–	–	7.3		10.6	–

Asset Management	(19.0)		23.1	28.9	–	–	8.8		15.9	–

Assets managed on behalf of other segments	(6.6)		18.3	20.2	–	–	10.1		18.4	–

Growth in assets under management	(14.2)		20.0	24.7	–	–	7.8		12.3	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets. 2 Includes outflows as a result of the sale of the insurance business.

Growth in assets under management (continued)

			in		% change

	3Q07	2Q07	3Q06	QoQ	YoY

Growth in assets under management (rolling four-quarter average) (%)

Wealth Management	6.2	6.7	7.2	–	–

Corporate & Retail Banking	1.5	0.1	1.9	–	–

Private Banking	5.4	5.6	6.3	–	–

Asset Management	3.9	11.0	9.9	–	–

Assets managed on behalf of other segments	5.6	6.2	7.4	–	–

Net new assets	4.7	8.0	7.8	–	–

Assets under management by currency

end of period	USD	EUR	CHF	Other	Total

3Q07 (CHF billion)

Wealth Management	338.9	243.7	159.0	93.1	834.7

Asset Management	211.3	107.5	306.3	89.0	714.1

3Q07 (% of total)

Wealth Management	40.6	29.2	19.0	11.2	100.0

Asset Management	29.6	15.1	42.9	12.5	100.0

Balance Sheet, Capital and Risk
Balance Sheet
Our balance sheet is managed in line with our capital resources and risk. We describe the main balance sheet trends in this section.
Capital Management
We allocate capital to our businesses based on our internal economic capital measure. Developments in our statutory shareholders’ equity and regulatory BIS capital are also described in this section.
Risk Management

Risk management is a continuous process that extends well beyond formal policies, methodologies and tools. Nonetheless, the position risk, Value-at-Risk and credit risk measures presented in this section provide a good overview of our exposure levels.

Balance Sheet
The reduction of our balance sheet reflected the change in foreign exchange rates and a decrease in business activity mainly in Investment Banking. Total assets decreased to CHF 1,376.4 billion and total liabilities decreased to CHF 1,334.5 billion.

Total assets were CHF 1,376.4 billion as of the end of 3Q07, down from CHF 1,415.2 billion as of the end of 2Q07, driven by decreases in Investment Banking assets. Trading assets decreased CHF 21.2 billion reflecting a decrease of CHF 16.5 billion in debt securities and CHF 6.0 billion in equity securities. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 15.0 billion, mainly driven by a decline in business activity.

Total liabilities were CHF 1,334.5 billion as of the end of 3Q07, down from CHF 1,371.3 billion as of the end of 2Q07. Trading liabilities decreased CHF 18.9 billion, mainly due to a decrease of CHF 21.7 billion in short positions. In addition, due to banks and customer deposits decreased CHF 15.7 billion and CHF 7.9 billion, respectively.

Balance sheet summary

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	324,323	339,361	319,048	337,445	(4)	2	(4)

Trading assets	531,100	552,321	450,780	468,654	(4)	18	13

Net loans	226,959	224,222	208,127	205,999	1	9	10

Assets of discontinued operations held-for-sale	0	0	0	180,784	–	–	(100)

All other assets	294,060	299,270	278,001	280,231	(2)	6	5

Total assets	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

Liabilities and shareholders' equity (CHF million)

Due to banks	101,294	117,020	97,514	90,517	(13)	4	12

Customer deposits	334,467	342,318	290,864	299,920	(2)	15	12

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	302,638	291,930	288,444	314,531	4	5	(4)

Trading liabilities	224,412	243,351	198,422	212,942	(8)	13	5

Long-term debt	162,797	160,876	147,832	149,917	1	10	9

Liabilities of discontinued operations held-for-sale	0	0	0	171,838	–	–	(100)

All other liabilities	208,869	215,830	189,294	191,805	(3)	10	9

Total liabilities	1,334,477	1,371,325	1,212,370	1,431,470	(3)	10	(7)

Total shareholders' equity	41,965	43,849	43,586	41,643	(4)	(4)	1

Total liabilities and shareholders' equity	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

Capital Management
Our consolidated BIS tier 1 ratio was 12.0% as of the end of 3Q07, a decrease from 13.0% as of the end of 2Q07. Our economic capital coverage ratio was down 21 percentage points from 166% to 145% due to reduced tier 1 capital and increased utilized economic capital.

Capital

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,162.2	1,215.9	1,214.9	1,214.1	(4)	(4)	(4)

Second trading line treasury shares[1]	(42.2)	(68.5)	(42.4)	(28.7)	(38)	0	47

Other treasury shares	(99.4)	(100.9)	(110.0)	(108.0)	(1)	(10)	(8)

Treasury shares	(141.6)	(169.4)	(152.4)	(136.7)	(16)	(7)	4

Shares outstanding	1,020.6	1,046.5	1,062.5	1,077.4	(2)	(4)	(5)

Par value (CHF)

Par value[2]	0.04	0.50	0.50	0.50	(92)	(92)	(92)

Shareholders' equity (CHF million)

Common shares	46	608	607	607	(92)	(92)	(92)

Additional paid-in capital	24,010	24,259	24,817	24,364	(1)	(3)	(1)

Retained earnings	33,127	34,912	32,306	27,652	(5)	3	20

Second trading line treasury shares, at cost	(3,641)	(5,384)	(3,077)	(1,979)	(32)	18	84

Other treasury shares, at cost	(5,726)	(5,805)	(6,034)	(5,780)	(1)	(5)	(1)

Treasury shares, at cost	(9,367)	(11,189)	(9,111)	(7,759)	(16)	3	21

Accumulated other comprehensive income	(5,851)	(4,741)	(5,033)	(3,221)	23	16	82

Total shareholders' equity	41,965	43,849	43,586	41,643	(4)	(4)	1

Goodwill	(10,677)	(11,094)	(11,023)	(11,220)	(4)	(3)	(5)

Other intangible assets	(507)	(506)	(476)	(522)	0	7	(3)

Tangible shareholders' equity[3]	30,781	32,249	32,087	29,901	(5)	(4)	3

Book value per share (CHF)

Total book value per share	41.12	41.90	41.02	38.65	(2)	0	6

Goodwill per share	(10.46)	(10.60)	(10.37)	(10.41)	(1)	1	0

Other intangible assets per share	(0.50)	(0.48)	(0.45)	(0.48)	3	11	3

Tangible book value per share	30.16	30.82	30.20	27.75	(2)	0	9

1 These shares are repurchased in connection with our share buyback program and will be subsequently cancelled, subject to shareholder approval. 2 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share which was paid out on July 18, 2007. 3 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Our shareholders’ equity decreased from CHF 43.8 billion as of the end of 2Q07 to CHF 42.0 billion as of the end of 3Q07, primarily due to the shares bought back through our share buyback program and movements in accumulated other comprehensive income, offset in part by the positive contribution of 3Q07 net income. Other comprehensive income was negatively affected by the impact of the foreign exchange rate changes on cumulative translation adjustments.

During 3Q07, we repurchased 27.5 million common shares in the amount of CHF 2.3 billion under the share buyback program. As of the end of October 2007, we had repurchased a total of CHF 3.7 billion, or 47%, of the approved CHF 8.0 billion share buyback program. As a result of the challenging operating environment, we reduced our share buyback activity, but expect to complete the repurchase program during 2008. We cancelled 53.8 million common shares from the former share buyback program, which did not impact total shareholders’ equity, as the reduction in common shares, additional paid-in capital and retained earnings were offset in full by a reduced balance of treasury shares.

BIS statistics
Our target is to maintain a BIS tier 1 ratio above 10%. Our consolidated BIS tier 1 ratio was 12.0% as of the end of 3Q07, a decrease from 13.0% as of the end of 2Q07.
Our tier 1 capital decreased from CHF 38.6 billion as of the end of 2Q07 to CHF 35.9 billion as of the end of 3Q07. The decrease of CHF 2.7 billion, or 7%, was primarily related to the decline in total shareholders’ equity and additional dividend accruals. Our consolidated total capital decreased from CHF 48.4 billion as of the end of 2Q07 to CHF 45.7 billion as of the end of 3Q07, and the total capital ratio was 15.3% as of the end of 3Q07, a decrease from 16.3% as of the end of 2Q07. The decrease was primarily related to the decline in total shareholders’ equity and tier 1 capital.

Risk-weighted assets increased by CHF 2.3 billion, or 1%, from 2Q07.
BIS statistics

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Risk-weighted assets (CHF million)

Risk-weighted positions	278,679	275,782	240,095	236,448	1	16	18

Market risk equivalents	20,009	20,634	13,581	15,691	(3)	47	28

Risk-weighted assets	298,688	296,416	253,676	252,139	1	18	18

Capital (CHF million)

Total shareholders' equity	41,965	43,849	43,586	41,643	(4)	(4)	1

Goodwill	(10,677)	(11,094)	(11,023)	(12,570)	(4)	(3)	(15)

Investments in insurance entities (50%)	(90)	(72)	(22)	(4,321)	25	309	(98)

Non-cumulative perpetual preferred securities and capital notes	4,180	4,225	2,167	2,167	(1)	93	93

Other adjustments	510	1,709	439	211	(70)	16	142

Tier 1 capital	35,888	38,617	35,147	27,130	(7)	2	32

Upper Tier 2	2,906	2,873	4,733	3,411	1	(39)	(15)

Lower Tier 2	8,064	8,093	8,587	8,743	0	(6)	(8)

Tier 2 capital	10,970	10,966	13,320	12,154	0	(18)	(10)

Investments in non-consolidated banking and finance participations and credit enhancements	(1,086)	(1,149)	(1,681)	(1,694)	(5)	(35)	(36)

Investments in insurance entities (50%)	(90)	(72)	(22)	(4,321)	25	309	(98)

Total capital	45,682	48,362	46,764	33,269	(6)	(2)	37

Capital ratios (%)

Tier 1 ratio	12.0	13.0	13.9	10.8	–	–	–

Total capital ratio	15.3	16.3	18.4	13.2	–	–	–

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group may continue to include as Tier 1 capital CHF 1.9 billion in 3Q07 (2Q07: CHF 1.8 billion, 4Q06: CHF 2.2 billion and 3Q06: CHF 2.2 billion) of equity from special purpose entities which are deconsolidated under FIN 46(R).

Economic capital
We assess risk and economic capital adequacy using our economic capital model. Economic capital is designed to measure all quantifiable risks associated with our activities on a consistent and comprehensive basis. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

Economic capital is calculated separately for position risk, operational risk and other risk. These three risk categories measure different types of risk:
Position risk the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

Operational risk the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given, small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

Other risk the risk not captured by the above, for example, expense risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Owned real estate risk is defined as the risk associated with the buildings we own.

Position risk, operational risk and other risks are used to determine our utilized economic capital.
The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q07, various changes were made to both the 99% position risk (risk management) and 99.97% position risk and other risks (capital management) metrics. The key change to economic capital was the recalibration of the emerging market risk category parameters.

Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of the methodology changes on 3Q07 economic capital was an increase of approximately CHF 282 million, or 1%.

For details on the 99% position risk enhancements, refer to “Risk Management.”
Economic capital

				in / end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	35,888	38,617	35,147	27,130	(7)	2	32

Economic adjustments	3,842	3,164	4,971	–	21	(23)	–

Economic capital resources	39,730	41,781	40,118	–	(5)	(1)	–

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	23,836	20,956	22,548	20,806	14	6	15

Operational risk	2,515	2,615	2,567	2,678	(4)	(2)	(6)

Other risks[1]	1,002	1,630	1,648	3,513	(39)	(39)	(71)

Utilized economic capital	27,353	25,201	26,763	26,997	9	2	1

Economic capital coverage ratio (%)

Economic capital coverage ratio	145.2	165.8	149.9	–	–	–	–

Utilized economic capital by segment (CHF million)

Investment Banking	20,412	17,810	19,366	18,808	15	5	9

Wealth Management	1,693	1,635	1,431	1,541	4	18	10

Corporate & Retail Banking	3,038	3,022	3,249	3,510	1	(6)	(13)

Private Banking	4,731	4,657	4,680	5,051	2	1	(6)

Asset Management	1,839	1,538	1,485	1,594	20	24	15

Corporate Center	381	1,225	1,297	1,888	(69)	(71)	(80)

Utilized economic capital - Credit Suisse[2]	27,353	25,201	26,763	26,997	9	2	1

Average utilized economic capital by segment (CHF million)

Investment Banking	19,111	18,486	19,087	17,849	3	0	7

Wealth Management	1,664	1,542	1,486	1,561	8	12	7

Corporate & Retail Banking	3,030	3,004	3,379	3,494	1	(10)	(13)

Private Banking	4,694	4,546	4,865	5,055	3	(4)	(7)

Asset Management	1,689	1,518	1,539	1,544	11	10	9

Corporate Center	803	1,229	1,592	1,675	(35)	(50)	(52)

Average utilized economic capital - Credit Suisse[3]	26,277	25,749	26,880	25,841	2	(2)	2

1 Includes owned real estate, expense risk and diversification benefit. 2 Includes a diversification benefit of CHF 10 million as of the end of 3Q07. 3 Includes a diversification benefit of CHF 20 million in 3Q07.

Utilized economic capital trends in 3Q07
Over the course of 3Q07, our utilized economic capital grew 9% due to an increase in position risk. For Investment Banking, utilized economic capital increased 15%, mainly driven by international lending and counterparty exposures, as well as real estate and structured assets. International lending exposures increased within the leveraged finance business as a result of new syndicated and bridge lending activity and the funding of existing commitments. Counterparty exposures increased across Investment Banking due to increased derivative exposures. The increase in real estate and structured assets was mainly due to new commercial real estate mortgage originations in Asia, increases in existing US and European loan commitments and the addition of some retained interests following securitizations in Europe.

The utilized economic capital for Wealth Management increased 4%, due to increased residential mortgage loan exposures, while Corporate & Retail Banking was flat.
For Asset Management, utilized economic capital increased 20% as a result of increased equity trading and investment risk from hedge fund exposures and an increase in money market exposures. Corporate Center utilized economic capital decreased 69% due to reduced foreign exchange risk between available and utilized economic capital.

Capital adequacy trends in 3Q07
The economic capital coverage ratio declined 21 percentage points from 166% to 145% during 3Q07 due to decreases in tier 1 capital and increases in utilized economic capital. Our coverage ratio remained above our target band of 100% to 140% as we continued to deploy capital in our business and return capital to our shareholders.

Risk Management
In 3Q07, our overall 99% position risk, measured on the basis of the economic capital model, increased 14% compared to 2Q07. Average one-day, 99% VaR for our trading books decreased 14% to CHF 95 million. We reported net new provisions for credit losses of CHF 4 million in 3Q07.

Economic capital
Economic capital represents our core Group-wide risk management tool. We use it to monitor, report and limit risk exposures at many levels in the organization. The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios, together with supporting explanations to ensure risk transparency. We also use economic capital in our capital allocation process and related performance measures. Moreover, economic capital serves as a reference point for the structured assessment of our aggregate risk appetite in relation to our financial resources, recognizing that comprehensive analyses must also take into account factors which are outside the scope of the economic capital framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies).

The economic capital methodology is regularly reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q07, various changes were made to both the 99% position risk (risk management) and 99.97% position risk and other risks (capital management) metrics. The key changes to 99% position risk included a recalibration of asset-backed and residential real estate parameters reflecting 3Q07 market volatility and improved accuracy of credit default risk modeling for international lending exposures. Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of the methodology changes on 2Q07 99% position risk was a decrease of approximately CHF 105 million, or 1%.

Position risk

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Position risk (CHF million)

Fixed income trading[1]	2,601	2,584	2,692	2,255	1	(3)	15

Equity trading and investments	2,696	2,554	2,522	2,242	6	7	20

Swiss corporate and retail lending	2,264	2,197	2,174	2,315	3	4	(2)

International lending and counterparty exposures	3,848	2,826	3,417	3,255	36	13	18

Emerging markets	1,822	1,782	1,775	1,450	2	3	26

Real estate and structured assets[2]	4,759	4,043	4,738	4,245	18	0	12

Simple sum across risk categories	17,990	15,986	17,318	15,762	13	4	14

Diversification benefit	(4,751)	(4,391)	(4,801)	(4,172)	8	(1)	14

Position risk (99% confidence level for risk management purposes)	13,239	11,595	12,517	11,590	14	6	14

Position risk (99.97% confidence level for capital management purposes)	23,836	20,956	22,548	20,806	14	6	15

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises the real estate investments of the Group, commercial and residential real estate, asset-backed securities exposure and real estate acquired at auction.

Key position risk trends
During 3Q07, our 99% position risk increased 14% compared to 2Q07, mainly driven by international lending and counterparty exposures as well as real estate and structured assets. International lending exposures increased within the leveraged finance business as a result of new syndicated and bridge lending activity and the funding of existing commitments. Counterparty exposures increased across Investment Banking due to increased derivative exposures. The increase in real estate and structured assets was mainly due to new commercial real estate mortgage originations in Asia, increases in existing US and European loan commitments and the addition of some retained interests following securitizations in Europe. Equity trading and investments position risk was also higher due to increased risk arbitrage and hedge fund exposures. Swiss corporate and retail lending was up due to increased residential mortgage loan exposures. We increased our position risk in emerging markets, primarily in South American exposures which were partially offset by reductions in Asia.

Compared to the end of 3Q06, our 99% position risk increased 14%, mainly driven by increases in international lending and counterparty exposures, real estate and structured assets, and equity trading and investments. International lending and counterparty exposures were up due to syndication and bridge loan exposures in the leveraged finance business and derivative exposures in Investment Banking. The increase in real estate and structured assets was due to commercial real estate mortgage originations, partially offset by reduced residential mortgage exposures. Equity trading and investments increased due to increased private equity exposures. Fixed income trading position risk was up due to increased energy, other commodity and credit spread exposures. We increased emerging markets exposures primarily in Asia, Eastern Europe and South America.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to hedge.

Market risk
We primarily assume trading risks through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR scaled to a one-day holding period and is based on a 99% confidence level. This means that there is a 1-in-100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Our average one-day, 99% VaR during 3Q07 was CHF 95 million compared to CHF 110 million during 2Q07 and CHF 80 million during 3Q06. The reduction from 2Q07 was mainly attributable to reduced equity exposures as positions were reduced through 3Q07. This was partially offset by increased exposures in interest rate and credit spread products and the inclusion of increased market volatility in 3Q07 in the data used to calculate VaR. Our end-of-period one-day, 99% VaR was CHF 160 million compared to CHF 100 million as of the end of 2Q07, primarily reflecting the recalibration of our VaR model as described below.

Various techniques are used to assess the accuracy of the VaR model, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the actual daily trading revenues loss exceeds the daily VaR estimate. We had seven backtesting exceptions during 3Q07, which were driven by a significant increase in market volatility across a number of markets. We had eleven backtesting exceptions using backtesting profit and loss, a subset of actual daily trading revenues which includes only the impact of daily movements in financial market variables, such as interest rates, equity prices and foreign exchange rates on the previous night’s positions.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. The increase in daily VaR toward the end of 3Q07 mainly reflects the recalibration of our VaR model for the observed increase in market correlations across risk factors. If this new methodology had been in place as of the end of 2Q07, the end–of-period one-day, 99% VaR would have been CHF 126 million rather than CHF 100 million, and the interest rate and credit spread VaR would have been CHF 56 million rather than CHF 48 million. In addition, during 3Q07 we continued to extend the length of the historical data set used in the VaR model beyond two years in order to capture more historical events.

The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 3Q07, 2Q07 and 3Q06. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury; money market and funding activities by Global Treasury; and the deployment of our consolidated equity; as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios, which approximate the re-pricing behavior of the underlying product. Global Treasury, as well as other desks running interest rate risk positions, actively manage their positions within approved limits.

The impact of a one-basis-point parallel change of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to CHF 1.9 million as of the end of 3Q07 compared to CHF 2.7 million as of the end of 2Q07. The change was mainly due to an increase in short bond exposure in the Global Treasury banking books, partially offset by a longer duration on our deployed equity.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

3Q07 (CHF million)

Average	73	22	18	71	(89)		95

Minimum	47	8	13	51	–	[1]	74

Maximum	101	41	21	102	–	[1]	160

End of period	100	34	18	86	(78)		160

2Q07 (CHF million)

Average	60	24	18	92	(84)		110

Minimum	48	16	10	69	–	[1]	89

Maximum	70	38	26	126	–	[1]	140

End of period	48	30	14	99	(91)		100

3Q06 (CHF million)

Average	51	20	9	61	(61)		80

Minimum	43	11	6	49	–	[1]	53

Maximum	63	30	15	73	–	[1]	106

End of period	46	17	8	60	(78)		53

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Credit risk
We encounter credit risk in our lending-related businesses, in counterparty trading and through issuer risk in trading assets. The majority of our credit risk is concentrated in Investment Banking and Private Banking. The credit risks taken on by Private Banking are usually collateralized. In Investment Banking, a significant portion of credit risk-related businesses are mitigated through cash and marketable collateral or transferred to the market by credit derivatives, largely reducing credit risk in economic terms.

Loan exposure
Gross loans increased 1% to CHF 228.3 billion as of the end of 3Q07 compared to 2Q07. In Investment Banking, gross loans increased 6% to CHF 53.4 billion, mainly due to an increase in commercial and industrial loans. Gross loans in Private Banking remained stable at CHF 174.3 billion. In order to better reflect the credit risk exposure to trust companies in Private Banking, certain corporate loans to financial institutions were reclassified in 3Q07, primarily to consumer loans collateralized by securities. Prior periods have been reclassified to conform with current-period presentation.

Compared to 2Q07, total non-performing loans declined 8%, but gross impaired loans increased 3% due to increased potential problem loans in Investment Banking. Coverage of gross impaired loans by valuation allowances decreased from 79% to 73%, while coverage of total non-performing loans by valuation allowances increased from 101% to 106%. We recorded net new provisions for credit losses of CHF 4 million compared to a net release of CHF 20 million in 2Q07.

Compared to 3Q06, gross loans increased CHF 20.8 billion, or 10%, reflecting business growth in Private Banking as well as business and market developments in Investment Banking. During the last 12 months, gross loans in Investment Banking increased from CHF 42.6 billion to CHF 53.4 billion, mainly due to increases in commercial and industrial loans, loans to financial institutions and real estate loans. In Private Banking, gross loans increased from CHF 164.7 billion to CHF 174.3 billion, primarily due to new mortgages and loans collateralized by securities.

Compared to 3Q06, total non-performing loans declined 30% and gross impaired loans declined 23%, driven by a substantial reduction in non-performing loans in Investment Banking and Private Banking.

Loans

			Investment Banking									Private Banking			Other	[1]			Credit Suisse

						Wealth Management			Corporate & Retail Banking

end of	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06	3Q07	2Q07	3Q06		3Q07	2Q07	3Q06

Loans (CHF million)

Mortgages	0	0	0	31,254	31,038	28,385	48,685	48,569	46,028	79,939	79,607	74,413	0	0	0		79,939	79,607	74,413

Loans collateralized by securities	0	0	0	24,288	25,484	21,262	196	244	485	24,484	25,728	21,747	0	0	0		24,484	25,728	21,747

Other loans	928	1,067	991	797	260	716	3,402	3,032	3,127	4,199	3,292	3,843	0	0	0		5,127	4,359	4,834

Consumer loans	928	1,067	991	56,339	56,782	50,363	52,283	51,845	49,640	108,622	108,627	100,003	0	0	0		109,550	109,694	100,994

Real estate	1,882	1,211	497	4,714	4,396	3,726	15,758	15,159	14,741	20,472	19,555	18,467	0	10	0		22,354	20,776	18,964

Commercial and industrial loans	28,550	26,868	23,867	9,104	9,086	7,668	26,328	27,033	26,244	35,432	36,119	33,912	0	1	171		63,982	62,988	57,950

Loans to financial institutions	20,640	20,378	16,501	5,932	6,628	7,444	2,354	2,259	3,410	8,286	8,887	10,854	515	494	0		29,441	29,759	27,355

Governments and public institutions	1,444	913	771	66	17	51	1,445	1,432	1,420	1,511	1,449	1,471	0	0	0		2,955	2,362	2,242

Corporate loans	52,516	49,370	41,636	19,816	20,127	18,889	45,885	45,883	45,815	65,701	66,010	64,704	515	505	171		118,732	115,885	106,511

Gross loans	53,444	50,437	42,627	76,155	76,909	69,252	98,168	97,728	95,455	174,323	174,637	164,707	515	505	171		228,282	225,579	207,505

Net (unearned income) / deferred expenses	(64)	(46)	(63)	14	13	11	42	47	73	56	60	84	1	1	0		(7)	15	21

Allowance for loan losses[2]	(283)	(287)	(255)	(76)	(78)	(81)	(954)	(1,005)	(1,190)	(1,030)	(1,083)	(1,271)	(3)	(2)	(1)		(1,316)	(1,372)	(1,527)

Net loans[2]	53,097	50,104	42,309	76,093	76,844	69,182	97,256	96,770	94,338	173,349	173,614	163,520	513	504	170		226,959	224,222	205,999

Impaired loans (CHF million)

Non-performing loans	20	55	207	115	131	154	670	698	848	785	829	1,002	0	1	0		805	885	1,209

Non-interest-earning loans	0	0	10	30	31	17	410	443	553	440	474	570	0	0	0		440	474	580

Total non-performing loans	20	55	217	145	162	171	1,080	1,141	1,401	1,225	1,303	1,572	0	1	0		1,245	1,359	1,789

Restructured loans	33	0	0	0	0	0	0	3	21	0	3	21	0	0	0		33	3	21

Potential problem loans	147	0	36	12	11	21	365	371	471	377	382	492	0	1	1		524	383	529

Total other impaired loans	180	0	36	12	11	21	365	374	492	377	385	513	0	1	1		557	386	550

Gross impaired loans	200	55	253	157	173	192	1,445	1,515	1,893	1,602	1,688	2,085	0	2	1		1,802	1,745	2,339

of which with a specific allowance	200	55	112	152	170	186	1,228	1,298	1,560	1,380	1,468	1,746	0	2	0		1,580	1,525	1,858

of which without a specific allowance	0	0	141	5	3	6	217	217	333	222	220	339	0	0	1		222	220	481

Allowance for loan losses (CHF million)

Balance at beginning of period	287	266	376	78	81	81	1,005	1,101	1,278	1,083	1,182	1,359	2	1	1		1,372	1,449	1,736

Change in accounting	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Discontinued operations	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Net additions charged to statements of income	8	16	(35)	(1)	0	0	(15)	(30)	(19)	(16)	(30)	(19)	(1)	1	0		(9)	(13)	(54)

Gross write-offs	(5)	(5)	(111)	(1)	(3)	0	(54)	(84)	(82)	(55)	(87)	(82)	0	1	1		(60)	(91)	(192)

Recoveries	4	2	2	0	0	0	25	22	7	25	22	7	0	0	1		29	24	10

Net write-offs	(1)	(3)	(109)	(1)	(3)	0	(29)	(62)	(75)	(30)	(65)	(75)	0	1	2		(31)	(67)	(182)

Provisions for interest	2	6	16	0	0	0	(2)	(5)	3	(2)	(5)	3	1	0	(1)		1	1	18

Foreign currency translation impact and other adjustments, net	(13)	2	7	0	0	0	(5)	1	3	(5)	1	3	1	(1)	(1)		(17)	2	9

Balance at end of period[2]	283	287	255	76	78	81	954	1,005	1,190	1,030	1,083	1,271	3	2	1		1,316	1,372	1,527

of which a specific allowance	31	33	69	52	55	58	816	865	1,049	868	920	1,107	0	1	0		899	954	1,176

of which an inherent credit loss allowance	252	254	186	24	23	23	138	140	141	162	163	164	3	1	1		417	418	351

Loan metrics (%)

Total non-performing loans / gross loans	0.0	0.1	0.5	0.2	0.2	0.2	1.1	1.2	1.5	0.7	0.7	1.0	–	–	–		0.5	0.6	0.9

Total other impaired loans / gross loans	0.3	0.0	0.1	0.0	0.0	0.0	0.4	0.4	0.5	0.2	0.2	0.3	–	–	–		0.2	0.2	0.3

Gross impaired loans / gross loans	0.4	0.1	0.6	0.2	0.2	0.3	1.5	1.6	2.0	0.9	1.0	1.3	–	–	–		0.8	0.8	1.1

Allowance for loan losses / total non-performing loans	–	521.8	117.5	52.4	48.1	47.4	88.3	88.1	84.9	84.1	83.1	80.9	–	–	–		105.7	101.0	85.4

Allowance for loan losses / total other impaired loans	157.2	–	708.3	633.3	709.1	385.7	261.4	268.7	241.9	273.2	281.3	247.8	–	–	–		236.3	355.4	277.6

Allowance for loan losses / gross impaired loans	141.5	521.8	100.8	48.4	45.1	42.2	66.0	66.3	62.9	64.3	64.2	61.0	–	–	–		73.0	78.6	65.3

The disclosure presents our lending exposure from a risk management perspective. This presentation differs from loan disclosures in the Credit Suisse Financial Statements 3Q07.
1 Includes Asset Management and Corporate Center. 2 Allowance for loan losses reflects allowances on loans which are not carried at fair value. Loans carried at fair value amount to CHF 22,345 million and CHF 21,154 million in 3Q07 and 2Q07, respectively.

Highlights from the Condensed Consolidated Financial Statements – unaudited

This section contains highlights from our US GAAP Condensed Consolidated Financial Statements including the statements of income, balance sheets, statements of changes in shareholders’ equity and selected notes. The Credit Suisse Financial Statements 3Q07 are available on the internet at www.credit-suisse.com/results.

To be read in conjunction with the Credit Suisse Financial Statements 3Q07.
Highlights from the Condensed Consolidated Financial Statements
Consolidated statements of income (unaudited)

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	16,030	16,619	12,825	(4)	25	47,341	37,252	27

Interest expense	(14,071)	(14,370)	(11,218)	(2)	25	(41,044)	(32,113)	28

Net interest income	1,959	2,249	1,607	(13)	22	6,297	5,139	23

Commissions and fees	4,231	5,242	3,919	(19)	8	14,450	12,578	15

Trading revenues	(158)	3,810	1,693	–	–	6,868	6,472	6

Other revenues	810	1,736	857	(53)	(5)	3,884	3,600	8

Net revenues	6,842	13,037	8,076	(48)	(15)	31,499	27,789	13

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Compensation and benefits	2,392	5,409	3,427	(56)	(30)	12,751	11,597	10

General and administrative expenses	1,743	1,619	1,656	8	5	4,894	4,630	6

Commission expenses	667	642	573	4	16	1,918	1,667	15

Total other operating expenses	2,410	2,261	2,229	7	8	6,812	6,297	8

Total operating expenses	4,802	7,670	5,656	(37)	(15)	19,563	17,894	9

Income from continuing operations before taxes, minority interests and extraordinary items	2,036	5,387	2,460	(62)	(17)	11,899	9,986	19

Income tax expense	(32)	863	367	–	–	1,653	1,584	4

Minority interests	766	1,335	625	(43)	23	3,026	2,720	11

Income from continuing operations before extraordinary items	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Income from discontinued operations, net of tax	0	0	424	–	(100)	0	996	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Consolidated balance sheets (unaudited)

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	37,854	36,569	29,040	29,802	4	30	27

Interest-bearing deposits with banks	3,319	2,838	8,128	6,869	17	(59)	(52)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	324,323	339,361	319,048	337,445	(4)	2	(4)

Securities received as collateral, at fair value	19,647	23,912	32,385	38,145	(18)	(39)	(48)

Trading assets, at fair value	531,100	552,321	450,780	468,654	(4)	18	13

Investment securities	15,767	18,544	21,394	21,802	(15)	(26)	(28)

Other investments	26,916	21,783	20,478	19,835	24	31	36

Net loans	226,959	224,222	208,127	205,999	1	9	10

allowance for loan losses	1,316	1,372	1,484	1,527	(4)	(11)	(14)

Premises and equipment	6,144	6,133	5,990	5,890	0	3	4

Goodwill	10,677	11,094	11,023	11,220	(4)	(3)	(5)

Other intangible assets	507	506	476	522	0	7	(3)

Assets of discontinued operations held-for-sale	0	0	0	180,784	–	–	(100)

Other assets	173,229	177,891	149,087	146,146	(3)	16	19

Total assets	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

Liabilities and shareholders' equity (CHF million)

Due to banks	101,294	117,020	97,514	90,517	(13)	4	12

Customer deposits	334,467	342,318	290,864	299,920	(2)	15	12

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	302,638	291,930	288,444	314,531	4	5	(4)

Obligation to return securities received as collateral, at fair value	19,647	23,912	32,385	38,145	(18)	(39)	(48)

Trading liabilities, at fair value	224,412	243,351	198,422	212,942	(8)	13	5

Short-term borrowings	21,908	27,471	21,556	22,742	(20)	2	(4)

Long-term debt	162,797	160,876	147,832	149,917	1	10	9

Liabilities of discontinued operations held-for-sale	0	0	0	171,838	–	–	(100)

Other liabilities	152,117	147,955	120,035	115,381	3	27	32

Minority interests	15,197	16,492	15,318	15,537	(8)	(1)	(2)

Total liabilities	1,334,477	1,371,325	1,212,370	1,431,470	(3)	10	(7)

Common shares	46	608	607	607	(92)	(92)	(92)

Additional paid-in capital	24,010	24,259	24,817	24,364	(1)	(3)	(1)

Retained earnings	33,127	34,912	32,306	27,652	(5)	3	20

Treasury shares, at cost	(9,367)	(11,189)	(9,111)	(7,759)	(16)	3	21

Accumulated other comprehensive income/(loss)	(5,851)	(4,741)	(5,033)	(3,221)	23	16	82

Total shareholders' equity	41,965	43,849	43,586	41,643	(4)	(4)	1

Total liabilities and shareholders' equity	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

9M07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	7,220	–	–	7,220		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)		–

Issuance of common shares	1	50	–	–	–	51		1,165,955

Cancellation of repurchased shares	(27)	(945)	(3,087)	4,059	–	0		–

Issuance of treasury shares	–	8	–	28,238	–	28,246		329,897,136

Repurchase of treasury shares	–	–	–	(33,778)	–	(33,778)		(394,118,177)	[3]

Share-based compensation, net of tax	–	307	–	1,225	–	1,532		21,190,639

Derivatives indexed to own shares[4]	–	(263)	–	–	–	(263)		–

Repayment out of share capital[5]	(535)	36	–	–	–	(499)		–

Cash dividends paid	–	–	(2,483)	–	–	(2,483)		–

Balance at end of period	46	24,010	33,127	(9,367)	(5,851)	41,965		1,020,602,614	[6]

9M06 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	6,654	–	–	6,654		–

Cumulative effect of accounting changes, net of tax	–	–	60	–	–	60		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(1,315)	(1,315)		–

Issuance of common shares	–	14	–	–	–	14		302,704

Cancellation of repurchased shares	(17)	(608)	(1,316)	1,941	–	0		–

Issuance of treasury shares	–	(73)	–	12,752	–	12,679		180,402,200

Repurchase of treasury shares	–	–	–	(17,340)	–	(17,340)		(245,829,686)

Share-based compensation, net of tax	–	392	–	711	–	1,103		17,109,313

Cash dividends paid	–	–	(2,330)	–	–	(2,330)		–

Balance at end of period	607	24,364	27,652	(7,759)	(3,221)	41,643		1,077,344,714

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 Includes 53,589,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during 1Q07. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share, in addition to a dividend, which was paid out on July 18, 2007. 6 At par value CHF 0.04 each, fully paid, net of 141,636,354 treasury shares. 53,789,000 treasury shares which were approved for cancellation at the Annual General Meeting on May 4, 2007, were cancelled in 3Q07. In addition to the treasury shares, a maximum of 197,243,996 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Comprehensive income (CHF million)

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Other comprehensive income/(loss), net of tax	(1,110)	346	1,136	–	–	(828)	(1,315)	(37)

Comprehensive income	192	3,535	3,028	(95)	(94)	6,392	5,339	20

Selected Notes to the Condensed Consolidated Financial Statements – unaudited

Net interest income

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net interest income (CHF million)

Loans	2,321	2,131	1,907	9	22	6,499	5,480	19

Investment securities	187	187	181	0	3	563	506	11

Trading assets	5,657	6,458	4,528	(12)	25	17,597	13,359	32

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,860	5,929	4,836	(1)	21	17,105	14,214	20

Other	2,005	1,914	1,373	5	46	5,577	3,693	51

Interest and dividend income	16,030	16,619	12,825	(4)	25	47,341	37,252	27

Deposits	(4,215)	(4,168)	(3,256)	1	29	(12,087)	(8,837)	37

Short-term borrowings	(256)	(286)	(156)	(10)	64	(760)	(437)	74

Trading liabilities	(2,069)	(2,689)	(1,615)	(23)	28	(6,856)	(5,108)	34

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,524)	(5,436)	(4,550)	2	21	(15,791)	(13,234)	19

Long-term debt	(1,192)	(1,204)	(1,131)	(1)	5	(3,639)	(3,303)	10

Other	(815)	(587)	(510)	39	60	(1,911)	(1,194)	60

Interest expense	(14,071)	(14,370)	(11,218)	(2)	25	(41,044)	(32,113)	28

Net interest income	1,959	2,249	1,607	(13)	22	6,297	5,139	23

Commissions and fees

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Commissions and fees (CHF million)

Lending business	394	661	352	(40)	12	1,702	1,133	50

Investment and portfolio management	1,549	1,510	1,279	3	21	4,504	3,854	17

Other securities business	62	61	57	2	9	179	154	16

Fiduciary	1,611	1,571	1,336	3	21	4,683	4,008	17

Underwriting	104	717	538	(85)	(81)	1,436	1,860	(23)

Brokerage	1,441	1,429	1,118	1	29	4,357	3,826	14

Underwriting and brokerage	1,545	2,146	1,656	(28)	(7)	5,793	5,686	2

Other customer services	681	864	575	(21)	18	2,272	1,751	30

Commissions and fees	4,231	5,242	3,919	(19)	8	14,450	12,578	15

Other revenues

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Other revenues (CHF million)

Minority Interests without Significant Economic Interest	741	1,336	618	(45)	20	3,015	2,581	17

Loans held-for-sale	(339)	(15)	(1)	–	–	(352)	38	–

Long-lived assets held-for-sale	10	9	4	11	150	25	7	257

Equity method investments	97	23	5	322	–	149	63	137

Other investments	178	259	125	(31)	42	700	663	6

Other	123	124	106	(1)	16	347	248	40

Other revenues	810	1,736	857	(53)	(5)	3,884	3,600	8

Provision for credit losses

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	(9)	(13)	(54)	(31)	(83)	35	(103)	–

Provisions for lending-related and other exposures	13	(7)	14	–	(7)	2	12	(83)

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Compensation and benefits

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	2,037	4,877	3,080	(58)	(34)	11,387	10,355	10

Social security	141	325	171	(57)	(18)	713	653	9

Other	214	207	176	3	22	651	589	11

Compensation and benefits	2,392	5,409	3,427	(56)	(30)	12,751	11,597	10

General and administrative expenses

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

General and administrative expenses (CHF million)

Occupancy expenses	231	223	234	4	(1)	673	655	3

IT, machinery, etc.	127	119	143	7	(11)	371	392	(5)

Provisions and losses	19	39	62	(51)	(69)	41	(257)	–

Travel and entertainment	153	146	161	5	(5)	445	480	(7)

Professional services	606	537	547	13	11	1,638	1,595	3

Depreciation of property and equipment	205	199	201	3	2	621	607	2

Amortization and impairment of other intangible assets	7	8	10	(13)	(30)	23	164	(86)

Other	395	348	298	14	33	1,082	994	9

General and administrative expenses	1,743	1,619	1,656	8	5	4,894	4,630	6

Segment reporting

The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses.

Earnings per share

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Income from discontinued operations, net of tax	0	0	424	–	(100)	0	996	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Net income available for common shares for basic earnings per share	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Net income available for common shares for diluted earnings per share	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,029.2	1,063.6	1,084.4	(3)	(5)	1,053.0	1,108.4	(5)

Dilutive share options and warrants	8.2	12.6	12.1	(35)	(32)	11.4	14.6	(22)

Dilutive share awards	70.1	54.5	38.7	29	81	58.3	35.0	67

Weighted-average shares outstanding for diluted earnings per share[1]	1,107.5	1,130.7	1,135.2	(2)	(2)	1,122.7	1,158.0	(3)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	1.27	3.00	1.35	(58)	(6)	6.86	5.13	34

Income from discontinued operations, net of tax	0.00	0.00	0.39	–	(100)	0.00	0.89	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.27	3.00	1.74	(58)	(27)	6.86	6.00	14

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	1.18	2.82	1.29	(58)	(9)	6.43	4.91	31

Income from discontinued operations, net of tax	0.00	0.00	0.38	–	(100)	0.00	0.86	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.18	2.82	1.67	(58)	(29)	6.43	5.75	12

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 38.9 million, 21.8 million, 46.1 million, 26.2 million and 38.9 million for 3Q07, 2Q07, 3Q06, 9M07 and 9M06, respectively.

Investor Information

This section contains information on our share listing in Switzerland and the US. Bond ratings and foreign currency translation rates are also provided.

Investor Information
Share data

				in / end of

	9M07	2006	2005	2004

Share price (common shares, CHF)

Average	86.61	73.13	54.19	43.90

Minimum	75.65	62.70	46.85	37.35

Maximum	95.45	85.35	68.50	49.50

End of period	77.30	85.25	67.00	47.80

Share price (American Depository Shares, USD)

Average	71.07	58.46	43.40	30.04

Minimum	63.40	50.07	38.75	35.44

Maximum	79.03	70.00	52.91	42.50

End of period	66.30	69.85	50.95	42.19

Market capitalization

Market capitalization (CHF million)	86,576	100,221	81,847	58,025

Market capitalization (USD million)	74,290	81,416	62,241	51,215

Dividend per share (CHF)

Dividend per share paid	–	2.24	2.00	1.50

Par value reduction	–	0.46	–	–

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings	DBRS

Credit Suisse Group ratings

Short-term	–	A-1	F1+	R-1 (High)

Long-term	Aa2	A+	AA-	AA

Outlook	Stable	Positive	Stable	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1+	F1+	R-1 (High)

Long-term	Aa1	AA-	AA-	AA

Outlook	Stable	Positive	Stable	Stable

Financial calendar and information sources
Financial calendar

Fourth quarter / full year 2007 results	Tuesday, February 12, 2008

First quarter 2008 results	Thursday, April 24, 2008

Annual General Meeting	Friday, April 25, 2008

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich, Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

				in / end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Average rate

1 USD / 1 CHF	1.20	1.22	1.23	1.24	(2)	(2)	(3)

1 EUR / 1 CHF	1.65	1.64	1.59	1.58	1	4	4

1 GBP / 1 CHF	2.43	2.42	2.37	2.31	0	3	5

100 JPY / 1 CHF	1.02	1.01	1.05	1.07	1	(3)	(5)

Closing rate

1 USD / 1 CHF	1.17	1.23	1.22	1.25	(5)	(4)	(7)

1 EUR / 1 CHF	1.66	1.66	1.61	1.59	0	3	5

1 GBP / 1 CHF	2.38	2.46	2.40	2.34	(3)	(1)	2

100 JPY / 1 CHF	1.02	0.99	1.03	1.06	2	(1)	(4)

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Personalities

Darren Malcolm
Regional Head of New Business – Americas
2007 – Eleven Madison Avenue, New York

Darren Malcolm is the Regional Head of the New Business Department based in New York. He and his team are responsible for the approval and implementation of all new business initiatives within the Americas. The purpose of the New Business Department is to enable our businesses to competitively seize new revenue opportunities, while ensuring these are implemented in a disciplined and controlled manner.

Darren Malcolm was photographed at our New York headquarters located at Eleven Madison Avenue, which was designed by D. Everett Ward and Harvey Corbett in the late 1920’s. Overlooking Madison Square Park, the building is situated in New York City's historic Flat Iron District and is acknowledged as one of Manhattan’s best examples of Art Deco architecture. Eleven Madison Avenue is a nationally recognized historical structure.

Sierra Manger
Global Diversity and Inclusion
2007 – One Madison Avenue, New York

Sierra Manger works in Credit Suisse's Global Diversity and Inclusion Department, based in New York. She is responsible for the US Multicultural Resource Network and US Parents Network. Sierra also manages external relationships with professional organizations associated with these two affinity groups.

Sierra Manger was photographed at the Credit Suisse office at One Madison Avenue in New York City. Built in 1956, the building occupies an entire city block in the historic Flat Iron District where the Credit Suisse campus is located. The building is directly across from Madison Square Park and is a distinguished part of Midtown Manhattan South.

Photography: Hans Schürmann, Zurich; Design: www.arnolddesign.ch; Production: Management Digital Data AG, Zurich; Printer: NZZ Fretz AG, Zurich

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com

5520144 English